SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Dated September 11, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Tokyo Kaijo Nichido Building Shinkan
2-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:
Yes [X]   No [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

(This report consists of 67 pages)

Table of Documents Submitted

<u>Item</u>

1. Annual Report of Millea Holdings, Inc. for the Year Ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 11, 2006

By: /s/ TAKASHI ITO
General Manager,
Corporate Legal Department

MILLEA



2006
Millea Holdings, Inc.

Annual Report for the Year Ended March 31, 2006



Millea Holdings is subject to the information requirements of the United States Securities Exchange Act of 1934. In accordance with those requirements, Millea Holdings files with the SEC annual reports on Form 20-F and furnishes to the SEC other material information on Form 6-K. Our annual report on Form 20-F and other reports are available on the SEC's website (www.sec.gov).

FINANCIAL HIGHLIGHTS

Years ended March 31	(Yen in millions) 2006	2005	(Dollars in thousands) 2006
Property and Casualty Net Premiums Written	**¥ 1,974,646**	¥ 1,925,407	**$ 16,877,316**
Life Premiums	**281,276**	253,369	**2,404,068**
Net Investment Income	**164,433**	133,197	**1,405,410**
Net Income	**156,960**	91,959	**1,341,538**
Total Assets at year-end	**15,516,117**	12,894,898	**132,616,385**
Stockholders' Equity at year-end	**4,440,243**	3,432,640	**37,950,795**

Net Premiums Written
(Yen in billions)


1,381.5
1,898.6
1,945.2
1,925.4
1,974.6
02
03
04
05
06

Net Investment Income
(Yen in billions)


104.7
108.3
126.2
133.2
164.4
02
03
04
05
06

Net Income
(Yen in billions)


160.7
378.0
102.9
92.0
157.0
02
03
04
05
06

Total Assets
(Yen in billions)


8,559.2
10,893.4
12,200.4
12,894.9
15,516.1
02
03
04
05
06

Note 1: Financial results for the year ended March 31, 2002 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Note 2: U.S. dollar amounts in this Annual Report have been translated from yen, for convenience only, at the rate of ¥117=U.S. $1.

MILLEA GROUP CORPORATE PHILOSOPHY / CSR CHARTER

Millea Group Corporate Philosophy

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.



By providing customers with the highest quality products and services, we will spread safety and security to all around us.

For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

Millea Group CSR Charter

The Millea Group is committed to fulfilling its corporate social responsibilities ("CSR") by implementing its management philosophy to achieve sustainable growth together with the development of society, in accordance with the following principles:

Products and Services

- We aim to provide the society with products and services to meet its needs for safety and security.

Respect for Human Rights and Dignity

- We respect and actively promote the recognition of human rights.
- We strive to ensure an energetic working environment that is both safe and healthy and to promote training and education of our employees.
- We respect the right to privacy and strive to enforce sound information management and control.

Protection of the Global Environment

- Acknowledging that the protection of the global environment is an important responsibility for all corporate entities, we respect the harmonization with and the improvement of the global environment in all of our activities.

Contribution to Communities and Societies

- As a member of various communities and societies, we respect the diversity of cultures and customs and we aim to contribute actively to the needs of the current era.

Compliance

- While striving to maintain high ethical standards at all times, we will pursue strict compliance in all aspects of our business activities.

Communication

- We intend to disclose information timely and appropriately and to promote dialogue with all of our stakeholders to ensure effective corporate management.

TO OUR SHAREHOLDERS



Kunio Ishihara
President

Operating Environment

In the fiscal year ended March 31, 2006, the Japanese economy showed signs of increasing momentum in both capital and consumer expenditures, reflecting the improved employment and wage levels in the household sector driven by improved corporate activities. This was accompanied by a rising trend in equity prices and land prices, resulting in an upturn in the Consumer Price Index at the end of the last calendar year.

In the property and casualty insurance sector, while competition continued to intensify in products and services as well as operating efficiency, the market began to show signs of recovery, reflecting the upward trend in the economic environment. In the life insurance sector, each company showed an aggressive marketing approach with a focus on medical insurance and individual annuity insurance.

Based on the corporate philosophy of the Millea Group, which is "commitment to the continuous enhancement of corporate value, with customer trust at the base of all of its activities," Millea Holdings, as a holding company of its subsidiaries, actively expanded the Group's business operations, aiming to make the Millea Group one of the world's leading insurance groups. In addition, Millea Holdings has formulated fundamental group policies for risk management and compliance. Millea Holdings is committed to enforcing its subsidiaries' adherence to these policies and to overseeing internal audits of business operations of its subsidiaries. To our regret, in November 2005, Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido") received a business improvement order from the Financial Services Agency for certain non-payment of insurance claims on incidental expenses. We take the issue with the utmost seriousness and reflect deeply on the incidents caused by Tokio Marine & Nichido. We are making a sincere effort to prevent such a problem from occurring again.

In the following sections, we report on our core business activities and results during the fiscal year ended March 31, 2006.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of income for the Millea Group. Millea Holdings aims to solidify its continuous profit increase in this segment by working to strengthen underwriting as well as to increase efficiency and sales volume.

In August 2005, Tokio Marine & Nichido launched a new product called "Total Assist" in automobile insurance, our main line of business. Total Assist is designed on an innovative idea of blending "assistance" into conventional insurance products to provide policyholders with our fine-tuned support and various services that meet individual needs at any point from "preventing an accident" to "at the time of an accident" and "after the accident." Total Assist's innovative services have been well received by many customers since its launch, and it has contributed to an increase in net premiums written by Tokio Marine & Nichido.

Furthermore, in the fiscal year ended March 31, 2006, Tokio Marine & Nichido carried out a company-wide effort on its "New Wind" project, an operational process reform with a focus on "effective utilization of the agent system" and "cashless payment of premiums." These measures serve as a base for the operational process reform that will be thoroughly implemented in the near future. Tokio Marine & Nichido also made intensified efforts in solidifying its sales base by setting up new agents and by cultivating and expanding the sales force of existing agents.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group by strengthening its life insurance subsidiaries.

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido Life Insurance Co., Ltd. ("Tokio Marine & Nichido Life") steadily increased its premium income and reached two million in individual life and annuity insurance policies in force after nine years and four months since its inception. Tokio Marine & Nichido Life also made efforts to improve its support capabilities to the distribution channel of financial institutions as well as to enhance sales offices, sales support staff and direct sales force. In addition, when whole life policies with single payment and certain other policies became eligible for distribution through financial institutions, Tokio Marine & Nichido Life launched "Anshin Dollar Whole Life" and "Anshin Yen Whole Life."

Tokio Marine & Nichido Financial Life Insurance Co. Ltd. ("Tokio Marine & Nichido Financial Life") expanded its sales base through business cooperation with financial institutions and actively sold individual variable annuity products through such institutions. As a result, Tokio Marine & Nichido Financial Life achieved significant growth in premium income.

Overseas Insurance Business

Millea Holdings is working vigorously to expand its overseas insurance business with a focus on markets that have attractive profitability and growth potential.

In July 2005, Millea Holdings acquired Real Seguros S.A., a non-life insurer in Brazil that controls a life insurance subsidiary, with the aim of expanding its business in Brazil.

In addition, Tokio Marine & Nichido purchased a stake in Tianan Insurance Co., Ltd., a major property and casualty insurer in fast growing China, in December 2005 and joined the management of the company. While Tokio Marine & Nichido was formerly engaged in providing services to Japanese affiliated firms in China, this investment and management participation allows Tokio Marine & Nichido not only to have an operating base to expand the localized non-life insurance business throughout China, but also to participate in the Chinese automobile insurance market that has strong business potential in the future.

Other Businesses

Millea Holdings also actively engages in other businesses, principally those that it believes will create significant synergies with its insurance businesses.

In January 2006, Millea Mondial Co., Ltd. commenced operations as a joint venture between Millea Holdings and Mondial Assistance Group, the largest assistance company in the world. This joint venture will provide customers with a high quality of assistance services to fulfill their various requirements by combining Mondial Assistance Group's expertise and the Millea Group's strengths in product development and marketing in the field of insurance business.

In February 2006, Millea Holdings acquired an equity stake in Tokio Marine & Nichido Samuel Co., Ltd. to participate in the institutional nursing care business. This acquisition will enable Millea Holdings to provide comprehensive nursing care services to customers by combining the institutional nursing care business with the existing home-visit nursing care business in order to respond to the diversifying needs of the aged society.

Asset Management and Financing Operations

During the fiscal year ended March 31, 2006, Tokio Marine & Nichido, which provides the core asset management function for the Millea Group, focused on enhancing risk management while improving investment returns. To facilitate claims, maturity refunds and other payments, Tokio Marine & Nichido continued its efforts to strengthen asset liability management (ALM) and to ensure the stability and liquidity of its assets.

Millea Holdings took company-wide measures to improve the asset management and financing operations business. Assets under management of Tokio Marine Asset Management Co., Ltd. exceeded ¥3 trillion, due mainly to its excellent investment performance.

In the defined contribution pension plan business, Tokio Marine & Nichido successively made active efforts to increase assets under its administration in corporate defined contribution pension plans. The number of sponsors in assets under our administration amounted to more than 1,400, which is a top-class performance among plan administrators.

Corporate Social Responsibility

The Millea Group companies have long dedicated themselves to providing products and services designed to meet society's needs for "safety and security" as well as to CSR activities such as environmental conservation and philanthropic activities, recognizing that the practice of its management philosophy itself serves toward the fulfillment of corporate social responsibilities. In addition, in the fiscal year ended March 31, 2006, Millea Holdings and Tokio Marine & Nichido participated in the United Nations Global Compact with the approval of the United Nations Headquarters. The Millea Group intends to perform CSR activities that are commensurate with those of the world's leading insurance groups.

Results for the Fiscal Year Ended March 31, 2006

Millea Holdings' operating income increased by ¥226.6 billion from the previous fiscal year to ¥2,635.7 billion, primarily including property and casualty insurance premiums earned of ¥1,952.3 billion, life premiums of ¥281.3 billion, net investment income of ¥164.4 billion, realized gains on investments of ¥175.2 billion and losses on derivatives of ¥29.3 billion.

Operating costs and expenses increased by ¥102.8 billion from the previous fiscal year to ¥2,405.3 billion, primarily including losses, claims and loss adjustment expenses of ¥1,271.6 billion, policy benefits and losses for life of ¥319.4 billion, policy acquisition costs of ¥585.0 billion, and other operating expenses of ¥166.4 billion.

As a result, income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes amounted to ¥230.4 billion, an increase of ¥123.8 billion or 116.2% from the previous fiscal year. The main reason for this increase was an improvement in underwriting results due to the low number of major natural disasters in Japan, partly offset by the losses on interest rate swaps that were mainly utilized in economical hedging activities for asset liability management. Income tax expense increased by ¥47.7 billion to ¥76.2 billion.

Net income for the year amounted to ¥157.0 billion, an increase of ¥65.0 billion or 70.7% from the previous fiscal year.

Issues Facing Millea Holdings

In the fiscal year ending March 31, 2007, the Japanese economy is expected to show steady and sustained domestic demand-driven growth reflecting the high level of corporate earnings and improved wage levels, although there are also concerns such as the surge in oil prices.

In the insurance industry, we expect companies to compete more vigorously in terms of their products and services while increasing the efficiency of their operations, resulting in an increasingly harsh competitive environment.

In order to make the Millea Group one of the world's leading insurance groups, Millea Holdings will actively expand its businesses with the aim of constructing an optimal business portfolio, with an emphasis on revenue expansion in the domestic non-life insurance sector as the core business, as well as expansion of business domains into profitable and growth potential areas. The Millea Group will commence a three-year Group business plan called "Stage Expansion 2008" in the fiscal year ending March 31, 2007. This business plan aims at expanding the Millea Group's strategic stages in products and services, distribution channels and business domains, and at promoting drastic operating process reform in order to enhance Group-wide business bases. Millea Holdings will also continue to vigorously promote Group-wide CSR activities and focus on its efforts to ensure compliance throughout the Millea Group so that each subsidiary will conduct faithful and fair business activities without conflicting with social norms.

The entire Millea Group will endeavor to achieve further growth as a corporate group characterized by high profitability, growth potential and soundness. The management thanks all shareholders of Millea Holdings for their continued guidance and support.

August 2006

Kunio Ishihara
President

RECENT DEVELOPMENTS

Tokio Marine & Nichido

~Development of Diabetes Casualty Insurance "Good Tomorrows" for the first time in the Japanese insurance industry (October 2005)~

Tokio Marine & Nichido developed a diabetes casualty insurance product called "Good Tomorrows," a new medical insurance that integrates coverage for specific complications associated with diabetes and assistance to prevent lifestyle-related illnesses. This product targets customers who are concerned about diabetes as well as customers who are currently under medical treatment for diabetes.


グッドトゥモローズ

Tokio Marine & Nichido Life

~The number of policies in force exceeds two million (January 2006)~

Tokio Marine & Nichido Life achieved two million policies in force (individual insurance and individual annuities) after nine years and four months since its inception. This achievement reflects Tokio Marine & Nichido Life's innovative product development, as well as the design and sale of insurance products that meet customer needs. Tokio Marine & Nichido Life intends to continue its efforts to achieve further growth through sales of customer-oriented life insurance products.


Number of Policies in Force
2,000,000
1,000,000
0
97.3
98.3
99.3
00.3
01.3
02.3
03.3
04.3
05.3
06.1

Tokio Marine & Nichido Financial Life

~Launch of "Variable Individual Annuities GF" with a guarantee of a minimum principal amount of annuity receivables (June 2005)~

Tokio Marine & Nichido Financial Life developed and launched innovative variable annuity products in response to customer needs for profitability and stability of investment. These products enable policyholders to secure the fruits of investment and receive a guaranteed minimum principal amount of annuity receivables by transferring the amount of accumulated principal to a deferred fixed annuity account when it reaches a certain target amount.

These products are sold under the names of "Marine Wave," "Best Scenario" and "Good News."


グッドニュース

FINANCIAL SECTION

Net premiums written of property and casualty insurance amounted to ¥1,975 billion, an increase of 2.6% from the previous fiscal year. The increase was mainly due to expansion of our overseas insurance business. Net premiums earned amounted to ¥1,952 billion, an increase of 3.0% from the previous fiscal year. The increase was mainly due to an expansion of the overseas insurance business.

The ratio of losses and loss adjustment expenses incurred to premiums earned for property and casualty insurance decreased by 5.1 percentage points to 65.1%. This was mainly due to the decrease in the number of major natural disasters in Japan.

Due to the Company's effort to reduce expenses, the ratio of underwriting and administrative expenses incurred to premiums written for property and casualty insurance decreased by 0.9 percentage points to 32.0%.

Life premiums amounted to ¥281 billion, an increase of 11.0% from the previous fiscal year. Policy benefits and losses for life amounted to ¥319 billion, an increase of 51.7% from the previous fiscal year. These increase primarily reflected a steady expansion of our life insurance business.

Net investment income increased by 23.5% to ¥164 billion. Realized gains on investments increased by 102.0% to ¥175 billion mainly due to the increase in gains of equity securities reflecting the activity on the Japanese equity market. Losses on derivatives amounted to ¥29 billion mainly due to the losses on interest rate swaps that were mainly utilized in Millea Holdings' economical hedging activities for asset liability management.

Income tax expense increased by 167.9% to ¥76 billion.

As a result, income before extraordinary items and cumulative effect of accounting changes increased by 102.5% to ¥157 billion.

Net income increased by 70.7% to ¥157 billion. Readers should note that net income of the previous fiscal year included extraordinary items amounting to ¥14 billion. Net income per share was ¥92,438 compared with ¥52,531 of the previous fiscal year.

Investment assets increased by 24.6% to ¥12,837 billion and total assets increased by 20.3% to ¥15,516 billion. Stockholders' equity increased by 29.4% to ¥4,440 billion. Stockholders' equity as a percentage of total assets increased from 26.6% of the previous fiscal year to 28.6%.

CONTENTS

Net Premiums Written by Line of Insurance
(Yen in billions)


1,381.5
1,898.6
1,945.2
1,925.4
1,974.6
02 03 04 05 06
Compulsory Automobile Liability
Other
Personal Accident
Automobile
Fire and Allied Lines
Marine—Cargo and Transit
Marine—Hull

Net Premiums Written and Loss Ratios
(Yen in billions)

Marine—Hull


14.2 14.2 14.5 14.5 15.8
68.0 90.1 69.4 110.6 93.4
02 03 04 05 06
Loss Ratio (%)

Marine—Cargo and Transit


55.3 62.4 66.0 71.0 77.2
51.7 46.7 46.9 44.0 51.4
02 03 04 05 06
Loss Ratio (%)

Fire and Allied


177.6 259.0 270.5 263.7 288.4
39.8 35.3 34.9 86.6 45.0
02 03 04 05 06
Loss Ratio (%)

Voluntary Automobile


700.9 898.1 878.5 860.8 884.7
55.6 56.6 57.6 62.2 61.1
02 03 04 05 06
Loss Ratio (%)

Personal Accident


121.2 155.1 152.1 151.0 151.6
43.3 42.8 40.3 42.7 47.7
02 03 04 05 06
Loss Ratio (%)

Other


197.3 228.9 230.1 235.6 240.4
67.2 56.7 60.7 63.8 68.5
02 03 04 05 06
Loss Ratio (%)

Compulsory Automobile Liability Insurance


114.9 280.9 333.6 328.8 316.5
65.4 74.4 79.2 79.1 75.7
02 03 04 05 06
Loss Ratio (%)

Combined Loss and Expense Ratios
(%)


94.3 91.7 92.6 103.1 97.1
34.9 33.2 32.1 32.9 32.0
59.4 58.5 60.5 70.2 65.1
02 03 04 05 06
Ratio of Expenses to Premiums Written
Ratio of Loss and Loss Adjustment Expenses to Premiums Earned

Net Income per Share
(Yen in thousands)


104 204 56 53 92
02 03 04 05 06

Breakdown of Investment Assets
(%)


Short-Term Investments
7.3
Fixed Maturities
43.0
Other Long-Term Investments
3.3
Policy Loans
0.3
Investment Real Estate
1.0
Equity Securities
44.5
Mortgage Loans on Real Estate
0.6

Financial results for the year ended March 31, 2002 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
In connection with the Company's formation, each 1,000 shares of Tokio Marine's common stock were converted into one share of Millea Holdings' common stock. To facilitate comparability of "Net Income per Share" from year to year, the per share data for the year ended March 31, 2002 is calculated based on 1,000 of Tokio Marine's shares.
Analysis above is based on U.S. GAAP.
Marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.

Analysis of Insurance Premiums Written—Property and Casualty

Years ended March 31	(Yen in millions) 2006	2005	2004	2003	2002
Marine—Hull:					
Direct premiums written	**¥ 20,754**	¥ 18,770	¥ 19,599	¥ 19,173	¥ 19,451
Reinsurance premiums assumed	**9,961**	9,490	9,748	9,390	8,961
Reinsurance premiums ceded	**14,921**	13,786	14,863	14,363	14,212
Net premiums written	**15,794**	14,474	14,484	14,200	14,200
Ratio to total all lines	**0.80%**	0.75%	0.74%	0.75%	1.03%
Marine—Cargo and Transit:					
Direct premiums written	**¥ 87,029**	¥ 81,878	¥ 71,678	¥ 67,660	¥ 59,964
Reinsurance premiums assumed	**4,313**	4,175	2,461	4,458	3,960
Reinsurance premiums ceded	**14,129**	15,047	8,141	9,745	8,631
Net premiums written	**77,213**	71,006	65,998	62,373	55,293
Ratio to total all lines	**3.91%**	3.69%	3.39%	3.29%	4.00%
Fire and Allied:					
Direct premiums written	**¥ 318,754**	¥ 302,081	¥ 299,481	¥ 290,189	¥ 198,155
Reinsurance premiums assumed	**42,969**	30,334	37,697	36,630	24,067
Reinsurance premiums ceded	**73,328**	68,714	66,683	67,838	44,587
Net premiums written	**288,395**	263,701	270,495	258,981	177,635
Ratio to total all lines	**14.60%**	13.70%	13.91%	13.64%	12.86%
Voluntary Automobile:					
Direct premiums written	**¥ 890,013**	¥ 868,393	¥ 887,750	¥ 909,341	¥ 708,532
Reinsurance premiums assumed	**6,058**	5,417	6,556	6,374	3,146
Reinsurance premiums ceded	**11,367**	12,990	15,807	17,596	10,788
Net premiums written	**884,704**	860,820	878,499	898,119	700,890
Ratio to total all lines	**44.80%**	44.71%	45.16%	47.31%	50.73%
Personal Accident:					
Direct premiums written	**¥ 152,787**	¥ 151,667	¥ 153,849	¥ 157,434	¥ 125,183
Reinsurance premiums assumed	**3,332**	3,101	2,518	2,954	379
Reinsurance premiums ceded	**4,514**	3,759	4,305	5,311	4,335
Net premiums written	**151,605**	151,009	152,062	155,077	121,227
Ratio to total all lines	**7.68%**	7.84%	7.82%	8.17%	8.78%
Other:					
Direct premiums written	**¥ 241,001**	¥ 239,806	¥ 235,074	¥ 235,025	¥ 204,773
Reinsurance premiums assumed	**37,089**	39,509	50,482	53,121	37,595
Reinsurance premiums ceded	**37,654**	43,765	55,488	59,222	45,033
Net premiums written	**240,436**	235,550	230,068	228,924	197,335
Ratio to total all lines	**12.18%**	12.23%	11.83%	12.05%	14.28%
Total (excluding compulsory automobile liability insurance):					
Direct premiums written	**¥1,710,338**	¥1,662,595	¥1,667,431	¥1,678,822	¥1,316,058
Reinsurance premiums assumed	**103,722**	92,026	109,462	112,927	78,108
Reinsurance premiums ceded	**155,913**	158,061	165,287	174,075	127,586
Net premiums written	**1,658,147**	1,596,560	1,611,606	1,617,674	1,266,580
Ratio to total all lines	**83.97%**	82.92%	82.85%	85.21%	91.68%
Compulsory Automobile Liability Insurance:					
Direct premiums written	**¥ 292,184**	¥ 302,955	¥ 311,124	¥ 308,641	¥ 193,557
Reinsurance premiums assumed	**250,628**	261,545	264,757	212,420	60,254
Reinsurance premiums ceded	**226,313**	235,653	242,241	240,178	138,908
Net premiums written	**316,499**	328,847	333,640	280,883	114,903
Ratio to total all lines	**16.03%**	17.08%	17.15%	14.79%	8.32%
Total All Lines:					
Direct premiums written	**¥2,002,522**	¥1,965,550	¥1,978,555	¥1,987,463	¥1,509,615
Reinsurance premiums assumed	**354,350**	353,571	374,219	325,347	138,362
Reinsurance premiums ceded	**382,226**	393,714	407,528	414,253	266,494
Net premiums written	**1,974,646**	1,925,407	1,945,246	1,898,557	1,381,483
Ratio to total all lines	**100.00%**	100.00%	100.00%	100.00%	100.00%

Financial results for the year ended March 31, 2002 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Analysis above is based on U.S. GAAP.
Marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.

Loss and Expense Ratios—Property and Casualty

(1) All Lines Other Than Compulsory Automobile Liability Insurance:

(Yen in millions)

Years ended March 31	2006	2005	2004	2003	2002
Marine—Hull:					
Net premiums written	**¥ 15,794**	¥ 14,474	¥ 14,484	¥ 14,200	¥ 14,200
Premiums earned	**15,282**	14,152	14,309	14,477	13,709
Losses incurred	**14,267**	15,659	9,932	13,050	9,327
Loss ratio	**93.4%**	110.6%	69.4%	90.1%	68.0%
Marine—Cargo and Transit:					
Net premiums written	**¥ 77,213**	¥ 71,006	¥ 65,998	¥ 62,373	¥ 55,293
Premiums earned	**75,879**	70,735	65,869	62,017	53,864
Losses incurred	**39,012**	31,093	30,877	28,939	27,854
Loss ratio	**51.4%**	44.0%	46.9%	46.7%	51.7%
Fire and Allied:					
Net premiums written	**¥ 288,395**	¥ 263,701	¥ 270,495	¥ 258,981	¥ 177,635
Premiums earned	**264,264**	254,128	244,777	239,318	162,627
Losses incurred	**118,803**	220,002	85,335	84,363	64,706
Loss ratio	**45.0%**	86.6%	34.9%	35.3%	39.8%
Voluntary Automobile:					
Net premiums written	**¥ 884,704**	¥ 860,820	¥ 878,499	¥ 898,119	¥ 700,890
Premiums earned	**891,651**	863,426	884,201	902,491	703,395
Losses incurred	**544,993**	537,133	509,682	510,457	391,358
Loss ratio	**61.1%**	62.2%	57.6%	56.6%	55.6%
Personal Accident:					
Net premiums written	**¥ 151,605**	¥ 151,009	¥ 152,062	¥ 155,077	¥ 121,227
Premiums earned	**150,035**	151,435	151,954	155,603	123,976
Losses incurred	**71,614**	64,688	61,290	66,604	53,740
Loss ratio	**47.7%**	42.7%	40.3%	42.8%	43.3%
Other:					
Net premiums written	**¥ 240,436**	¥ 235,550	¥ 230,068	¥ 228,924	¥ 197,335
Premiums earned	**229,730**	225,441	237,011	212,988	175,427
Losses incurred	**157,271**	143,754	143,919	120,786	117,885
Loss ratio	**68.5%**	63.8%	60.7%	56.7%	67.2%
Total:					
Net premiums written	**¥1,658,147**	¥1,596,560	¥1,611,606	¥1,617,674	¥1,266,580
Premiums earned	**1,626,841**	1,579,317	1,598,121	1,586,894	1,232,998
Losses incurred	**945,960**	1,012,329	841,035	824,199	664,870
Loss ratio	**58.1%**	64.1%	52.6%	51.9%	53.9%
Loss adjustment expenses incurred—unallocated	**¥ 61,936**	¥ 52,229	¥ 58,251	¥ 58,885	¥ 47,307
Ratio of losses and loss adjustment expenses incurred to premiums earned	**62.0%**	67.4%	56.3%	55.6%	57.8%
Underwriting and administrative expenses incurred	**¥ 571,144**	¥ 570,506	¥ 566,303	¥ 579,885	¥ 440,398
Ratio of underwriting and administrative expenses incurred to premiums written	**34.4%**	35.7%	35.1%	35.8%	34.8%
Combined loss and expense ratio	**96.4%**	103.1%	91.4%	91.4%	92.6%

Financial results for the year ended March 31, 2002 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Analysis above is based on U.S. GAAP.
Marine business consists of hull and cargo and transit, which have traditionally been separately disclosed.
Underwriting and administrative expenses incurred excludes the amount of cost related to the transfer to the government of the substitutional portion of a pension plan.
Loss ratios represent the ratio of losses incurred to premiums earned.

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability Insurance:

	(Yen in millions)				
Years ended March 31	**2006**	2005	2004	2003	2002
Net premiums written	¥ **316,499**	¥ 328,847	¥ 333,640	¥ 280,883	¥ 114,903
Premiums earned	**325,463**	316,333	262,082	174,074	109,964
Losses incurred	**246,493**	250,104	207,483	129,482	71,895
Loss ratio	**75.7%**	79.1%	79.2%	74.4%	65.4%
Loss adjustment expenses incurred—unallocated	¥ **17,246**	¥ 16,657	¥ 19,138	¥ 17,527	¥ 14,142
Ratio of losses and loss adjustment expenses incurred to premiums earned	**81.0%**	84.3%	86.5%	84.5%	78.2%
Underwriting and administrative expenses incurred	¥ **59,900**	¥ 63,572	¥ 57,516	¥ 50,120	¥ 42,192
Ratio of underwriting and administrative expenses incurred to premiums written	**18.9%**	19.3%	17.2%	17.8%	36.7%
Combined loss and expense ratio	**99.9%**	103.6%	103.7%	102.3%	114.9%

(3) All Lines:

	(Yen in millions)				
Years ended March 31	**2006**	2005	2004	2003	2002
Net premiums written	**¥1,974,646**	¥1,925,407	¥1,945,246	¥1,898,557	¥1,381,483
Premiums earned	**1,952,304**	1,895,650	1,860,203	1,760,968	1,342,962
Losses incurred	**1,192,453**	1,262,433	1,048,518	953,681	736,765
Loss ratio	**61.1%**	66.6%	56.4%	54.2%	54.9%
Loss adjustment expenses incurred—unallocated	¥ **79,182**	¥ 68,886	¥ 77,389	¥ 76,412	¥ 61,449
Ratio of losses and loss adjustment expenses incurred to premiums earned	**65.1%**	70.2%	60.5%	58.5%	59.4%
Underwriting and administrative expenses incurred	¥ **631,044**	¥ 634,078	¥ 623,819	¥ 630,005	¥ 482,590
Ratio of underwriting and administrative expenses incurred to premiums written	**32.0%**	32.9%	32.1%	33.2%	34.9%
Combined loss and expense ratio	**97.1%**	103.1%	92.6%	91.7%	94.3%

Financial results for the year ended March 31, 2002 represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Analysis above is based on U.S. GAAP.
Underwriting and administrative expenses incurred excludes the amount of cost related to the transfer to the government of the substitutional portion of a pension plan.
Loss ratios represent the ratio of losses incurred to premiums earned.

Investments

(Yen in millions)

March 31, 2006 and 2005	Cost		% of Total Investments		Value Shown on Balance Sheet		% of Total Investments	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**¥1,216,061**	¥1,109,715	**12.81%**	13.15%	**¥ 1,216,061**	¥ 1,109,715	**9.47%**	10.77%
Total fixed maturities held to maturity	**1,216,061**	1,109,715	**12.81**	13.15	**1,216,061**	1,109,715	**9.47**	10.77
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	**386,484**	322,554	**4.07**	3.82	**398,574**	316,054	**3.10**	3.07
Other	**2,803,839**	2,877,858	**29.54**	34.10	**2,791,305**	2,887,701	**21.75**	28.02
	3,190,323	3,200,412	**33.61**	37.92	**3,189,879**	3,203,755	**24.85**	31.09
States, municipalities and political subdivisions:								
United States	**1,207**	207	**0.01**	0.00	**1,203**	212	**0.01**	0.00
Other	**175,032**	117,977	**1.85**	1.40	**172,750**	121,591	**1.35**	1.18
	176,239	118,184	**1.86**	1.40	**173,953**	121,803	**1.36**	1.18
Public utilities	**134,650**	73,711	**1.42**	0.87	**134,582**	75,089	**1.05**	0.73
Convertibles and bonds with warrants attached	**1,870**	1,720	**0.02**	0.02	**1,895**	1,841	**0.01**	0.02
Mortgage-backed securities	**64,162**	48,610	**0.68**	0.58	**65,073**	48,327	**0.51**	0.47
All other corporate bonds	**611,303**	505,758	**6.42**	5.98	**614,315**	511,777	**4.78**	4.97
Total bonds and notes	**4,178,547**	3,948,395	**44.01**	46.77	**4,179,697**	3,962,592	**32.56**	38.46
Redeemable preferred stock	**100**	49	**0.00**	0.00	**100**	49	**0.00**	0.00
Total fixed maturities	**4,178,647**	3,948,444	**44.01**	46.77	**4,179,797**	3,962,641	**32.56**	38.46
Equity securities:								
Common stocks:								
Public utilities	**30,327**	34,399	**0.32**	0.41	**74,753**	69,146	**0.58**	0.67
Banks, trust and insurance companies	**253,770**	287,841	**2.67**	3.41	**634,650**	479,205	**4.94**	4.65
Industrial, miscellaneous and all other	**1,320,329**	1,295,210	**13.91**	15.34	**4,135,484**	2,921,565	**32.22**	28.35
Total common stocks	**1,604,426**	1,617,450	**16.90**	19.16	**4,844,887**	3,469,916	**37.74**	33.67
Nonredeemable preferred stocks	**154,422**	178,586	**1.63**	2.12	**164,543**	175,863	**1.28**	1.71
Total equity securities	**1,758,848**	1,796,036	**18.53**	21.28	**5,009,430**	3,645,779	**39.02**	35.38
Total securities available for sale	**5,937,495**	5,744,480	**62.54**	68.05	**9,189,227**	7,608,420	**71.58**	73.84
Trading securities:								
Fixed maturities	**126,959**	38,849	**1.34**	0.46	**125,242**	37,665	**0.98**	0.37
Equity securities	**607,371**	202,150	**6.40**	2.40	**699,744**	204,213	**5.45**	1.98
Total trading securities	**734,330**	240,999	**7.74**	2.86	**824,986**	241,878	**6.43**	2.35
Mortgage loans on real estate	**70,743**	71,033	**0.75**	0.84	**70,743**	71,033	**0.55**	0.69
Investment real estate	**132,496**	134,180	**1.40**	1.59	**132,496**	134,180	**1.03**	1.30
Policy loans	**43,369**	38,567	**0.46**	0.46	**43,369**	38,567	**0.34**	0.37
Other long-term investments	**426,583**	408,913	**4.49**	4.85	**429,837**	409,187	**3.35**	3.97
Short-term investments	**930,776**	691,769	**9.81**	8.20	**930,776**	691,769	**7.25**	6.71
Total investments	**¥9,491,853**	¥8,439,656	**100.00%**	100.00%	**¥12,837,495**	¥10,304,749	**100.00%**	100.00%

Consolidated Statements of Income

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions, except per share amounts)			(Dollars in thousands, except per share amounts)
	2006	2005	2004	**2006**
Operating income:				
Property and casualty:				
Net premiums written (note 4)	**¥1,974,646**	¥1,925,407	¥1,945,246	**$16,877,316**
Less increase in unearned premiums	**22,342**	29,757	85,043	**190,957**
Premiums earned (note 4)	**1,952,304**	1,895,650	1,860,203	**16,686,359**
Life premiums (note 4)	**281,276**	253,369	241,553	**2,404,068**
Net investment income (note 3)	**164,433**	133,197	126,173	**1,405,410**
Realized gains (losses) on investments (note 3)	**175,197**	86,750	(3,855)	**1,497,410**
(Losses) gains on derivatives	**(29,305)**	8,296	(36,755)	**(250,470)**
Other income	**91,780**	31,835	20,199	**784,445**
Total operating income	**2,635,685**	2,409,097	2,207,518	**22,527,222**
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 4 and 8):				
Losses and claims incurred and provided for	**1,192,453**	1,262,433	1,048,518	**10,191,906**
Related adjustment expenses	**79,182**	68,886	77,389	**676,769**
Total losses, claims and loss adjustment expenses	**1,271,635**	1,331,319	1,125,907	**10,868,675**
Policy benefits and losses for life	**319,435**	210,536	195,659	**2,730,214**
Interest credited to policyholders' contract deposits	**62,811**	58,148	58,414	**536,846**
Policy acquisition costs (note 5)	**584,989**	564,544	558,978	**4,999,906**
Other operating expenses	**166,384**	137,944	116,293	**1,422,085**
Total operating costs and expenses	**2,405,254**	2,302,491	2,055,251	**20,557,726**
Income before income tax expense, minority interests, equity in earnings of affiliated companies, extraordinary items and cumulative effect of accounting changes	**230,431**	106,606	152,267	**1,969,496**
Income tax expense (benefit) (note 11):				
Current	**72,407**	48,654	50,015	**618,863**
Deferred	**3,771**	(20,223)	(630)	**32,231**
	76,178	28,431	49,385	**651,094**
Minority interests	**1,078**	648	—	**9,214**
Equity in earnings of affiliated companies	**3,785**	—	—	**32,350**
Income before extraordinary items and cumulative effect of accounting changes	**156,960**	77,527	102,882	**$ 1,341,538**
Extraordinary items (note 2)	—	14,458	—	—
Cumulative effect of accounting changes, net of tax (note 1(y))	—	(26)	—	—
Net income	**¥ 156,960**	¥ 91,959	¥ 102,882	**$ 1,341,538**
Amounts per share of common stock:				
Basic:				
Income before extraordinary items and cumulative effect of accounting changes	**¥ 92,438**	¥ 44,287	¥ 56,457	**$ 790**
Extraordinary items	—	8,259	—	—
Cumulative effect of accounting changes, net of tax	—	(15)	—	—
Net income	**¥ 92,438**	¥ 52,531	¥ 56,457	**$ 790**
Diluted (note 1(t)):				
Income before extraordinary items and cumulative effect of accounting changes	**¥ 92,426**	¥ 44,287	¥ 56,457	**$ 790**
Extraordinary items	—	7,583	—	—
Cumulative effect of accounting changes, net of tax	—	(15)	—	—
Net income	**¥ 92,426**	¥ 51,855	¥ 56,457	**$ 790**
Cash dividends declared (note 16)	**¥ 15,000**	¥ 11,000	¥ 11,000	**$ 128**
Weighted average and diluted common shares in thousands:				
Basic	**1,698**	1,751	1,822	
Diluted (note 1(t))	**1,698**	1,751	1,822	

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

March 31, 2006 and 2005

	(Yen in millions)		(Dollars in thousands)
	2006	2005	**2006**
Assets			
Investments—other than investments in affiliated companies (note 3):			
Securities held to maturity:			
Fixed maturities, at amortized cost (fair value ¥1,186,794 million ($10,143,538 thousand) in 2006; ¥1,090,487 million in 2005)	**¥ 1,216,061**	¥ 1,109,715	**$ 10,393,684**
Securities available for sale:			
Fixed maturities, at fair value (amortized cost ¥4,178,647 million ($35,714,932 thousand) in 2006; ¥3,948,444 million in 2005)	**4,179,797**	3,962,641	**35,724,761**
Equity securities, at fair value (cost ¥1,758,848 million ($15,032,889 thousand) in 2006; ¥1,796,036 million in 2005)	**5,009,430**	3,645,779	**42,815,641**
Trading securities:			
Fixed maturities, at fair value (cost ¥126,959 million ($1,085,120 thousand) in 2006; ¥38,849 million in 2005)	**125,242**	37,665	**1,070,444**
Equity securities, at fair value (cost ¥607,371 million ($5,191,205 thousand) in 2006; ¥202,150 million in 2005)	**699,744**	204,213	**5,980,718**
Mortgage loans on real estate	**70,743**	71,033	**604,641**
Investment real estate	**132,496**	134,180	**1,132,444**
Policy loans	**43,369**	38,567	**370,675**
Other long-term investments	**429,837**	409,187	**3,673,821**
Short-term investments	**930,776**	691,769	**7,955,350**
Total investments	**12,837,495**	10,304,749	**109,722,179**
Cash and cash equivalents	**337,985**	290,642	**2,888,761**
Premiums receivable and agents' balances	**194,884**	185,913	**1,665,675**
Reinsurance recoverable on losses (notes 4 and 8)	**423,113**	520,733	**3,616,350**
Prepaid reinsurance premiums (note 4)	**296,250**	302,886	**2,532,051**
Deferred policy acquisition costs (note 5)	**511,682**	468,074	**4,373,350**
Property and equipment, net of depreciation (note 6)	**187,813**	197,533	**1,605,239**
Derivative assets (note 18)	**218,225**	217,191	**1,865,171**
Goodwill (note 7)	**17,317**	9,934	**148,009**
Intangible assets (notes 7 and 12)	**46,912**	36,115	**400,957**
Other assets	**444,441**	361,128	**3,798,643**
Total assets	**¥15,516,117**	¥12,894,898	**$132,616,385**

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

March 31, 2006 and 2005

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 8)	¥ 1,419,655	¥ 1,345,196	$ 12,133,803
Unearned premiums	1,927,262	1,884,482	16,472,326
Future policy benefits and losses (note 9)	1,132,153	982,336	9,676,521
Total policy liabilities and accruals	4,479,070	4,212,014	38,282,650
Policyholders' contract deposits (notes 9 and 10)	3,580,951	3,005,999	30,606,419
Income tax liability (note 11)	1,275,022	733,329	10,897,624
Retirement and severance benefits (note 12)	230,484	285,011	1,969,949
Ceded reinsurance balances payable	114,966	128,365	982,615
Debt outstanding (note 14)	322,007	270,887	2,752,197
Derivative liabilities (note 18)	209,355	159,978	1,789,359
Cash received under securities lending transactions	607,425	449,381	5,191,667
Other liabilities (note 14)	248,798	210,496	2,126,478
Total liabilities	11,068,078	9,455,460	94,598,958
Commitments and contingent liabilities (notes 8 and 17)			
Minority interests	7,796	6,798	66,632
Stockholders' equity:			
Common stock: 6,830,000 and 6,870,000 shares authorized in 2006 and 2005, respectively, 1,687,048.75 and 1,727,048.75 shares issued in 2006 and 2005, respectively	150,000	150,000	1,282,051
Additional paid-in capital	93,568	163,316	799,726
Retained earnings (note 16)	2,509,670	2,371,629	21,450,171
Accumulated other comprehensive income:			
Unrealized appreciation of securities	1,748,876	852,436	14,947,658
Foreign currency translation adjustments	(6,307)	(27,834)	(53,906)
Minimum pension liability adjustments (note 12)	(44,024)	(66,147)	(376,273)
Total accumulated other comprehensive income	1,698,545	758,455	14,517,479
Treasury stock, at cost 6,581 and 7,149 shares in 2006 and 2005, respectively (note 16)	(11,540)	(10,760)	(98,632)
Total stockholders' equity	4,440,243	3,432,640	37,950,795
Total liabilities and stockholders' equity	¥15,516,117	¥12,894,898	$132,616,385

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Common stock:				
Balance at beginning and end of year	**¥ 150,000**	¥ 150,000	¥ 150,000	**$ 1,282,051**
Additional paid-in capital:				
Balance at beginning of year	**163,316**	343,155	343,413	**1,395,863**
Retirement of treasury stock (note 16)	**(70,118)**	(179,843)	—	**(599,299)**
Gains (losses) on sales of treasury stock	**0**	4	(258)	**0**
Issuance of stock options (note 13)	**370**	—	—	**3,162**
Balance at end of year	**93,568**	163,316	343,155	**799,726**
Retained earnings:				
Balance at beginning of year	**2,371,629**	2,299,338	2,214,947	**20,270,333**
Net income for year	**156,960**	91,959	102,882	**1,341,538**
Dividends paid (note 16)	**(18,919)**	(19,668)	(18,491)	**(161,700)**
Balance at end of year	**2,509,670**	2,371,629	2,299,338	**21,450,171**
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	**852,436**	796,304	227,198	**7,285,778**
Change during year	**896,440**	56,132	569,106	**7,661,880**
Balance at end of year	**1,748,876**	852,436	796,304	**14,947,658**
Foreign currency translation adjustments:				
Balance at beginning of year	**(27,834)**	(26,433)	(15,254)	**(237,897)**
Change during year	**21,527**	(1,401)	(11,179)	**183,991**
Balance at end of year	**(6,307)**	(27,834)	(26,433)	**(53,906)**
Minimum pension liability adjustments (note 12):				
Balance at beginning of year	**(66,147)**	(67,305)	(88,326)	**(565,359)**
Change during year	**22,123**	1,158	21,021	**189,086**
Balance at end of year	**(44,024)**	(66,147)	(67,305)	**(376,273)**
Accumulated other comprehensive income at end of year	**1,698,545**	758,455	702,566	**14,517,479**
Treasury stock (note 16):				
Balance at beginning of year	**(10,760)**	(86,708)	(7,662)	**(91,966)**
Change during year	**(780)**	75,948	(79,046)	**(6,666)**
Balance at end of year	**(11,540)**	(10,760)	(86,708)	**(98,632)**
Total stockholders' equity	**¥4,440,243**	¥3,432,640	¥3,408,351	**$37,950,795**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Cash flows from operating activities:				
Net income	**¥ 156,960**	¥ 91,959	¥ 102,882	**$ 1,341,538**
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	**158,090**	53,831	92,555	**1,351,197**
Increase in unearned premiums, net of ceded reinsurance	**23,653**	23,640	100,084	**202,162**
Increase in future policy benefits for life	**147,168**	135,726	133,451	**1,257,846**
(Increase) decrease in premiums receivables and agents' balances, net of ceded reinsurance	**(24,186)**	18,489	(13,152)	**(206,718)**
Increase (decrease) in payable for current income taxes	**21,040**	10,340	(59,475)	**179,829**
(Increase) decrease in receivable for current income taxes	**(4,393)**	25,764	(28,732)	**(37,547)**
Deferred income taxes	**3,814**	(20,269)	(503)	**32,598**
Provision for retirement and severance benefits	**(18,052)**	(3,043)	2,938	**(154,291)**
Increase in deferred policy acquisition costs	**(37,055)**	(14,539)	(30,923)	**(316,709)**
Depreciation	**19,935**	21,281	19,116	**170,385**
Extraordinary items—unallocated negative goodwill (note 2)	**—**	(14,458)	—	**—**
Changes in trading securities, at fair value	**(575,584)**	(41,900)	(8,065)	**(4,919,521)**
Changes in derivative assets and liabilities—net	**39,890**	12,140	68,913	**340,940**
(Increase) decrease in other assets	**(1,053)**	(5,266)	758	**(9,000)**
Increase (decrease) in other liabilities	**18,465**	(5,704)	5,707	**157,821**
Net realized (gains) losses	**(72,488)**	(75,748)	5,364	**(619,556)**
Stock option expense	**370**	—	—	**3,162**
Interest credited to policyholders' contract deposits	**62,811**	58,148	58,414	**536,846**
Other—net	**4,809**	1,999	(10,271)	**41,103**
Net cash (used in) provided by operating activities	**(75,806)**	272,390	439,061	**(647,915)**
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities held to maturity redeemed	**1,714**	2,803	2,471	**14,650**
Fixed maturities available for sale sold	**654,344**	1,640,958	870,571	**5,592,684**
Fixed maturities available for sale redeemed	**2,315,635**	1,399,756	724,003	**19,791,752**
Equity securities available for sale	**285,327**	205,191	228,913	**2,438,692**
Mortgage loans on real estate	**22,242**	77,092	52,679	**190,103**
Investment real estate	**8,652**	39,748	5,272	**73,949**
Policy loans	**37,214**	33,069	21,759	**318,068**
Other long-term investments	**175,227**	176,222	247,498	**1,497,667**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Cost of investments purchased:				
Fixed maturities held to maturity	**¥ (101,847)**	¥ (5,480)	¥ (231,315)	**$ (870,487)**
Fixed maturities available for sale	**(3,190,391)**	(3,793,144)	(1,593,176)	**(27,268,299)**
Equity securities available for sale	**(191,330)**	(275,367)	(75,562)	**(1,635,299)**
Mortgage loans on real estate	**(20,709)**	(17,208)	(26,335)	**(177,000)**
Investment real estate	**(3,746)**	(16,348)	(23,594)	**(32,017)**
Policy loans	**(42,016)**	(38,026)	(25,282)	**(359,111)**
Other long-term investments	**(194,831)**	(162,680)	(142,211)	**(1,665,222)**
Short-term investments—net	**(214,104)**	191,408	(225,535)	**(1,829,949)**
Securities and indebtedness of related parties	**(13,300)**	(12,931)	(17,566)	**(113,675)**
Property and equipment—net	**(8,471)**	(12,161)	(8,628)	**(72,402)**
Increase (decrease) in cash received under securities lending transactions	**158,043**	220,564	(19,397)	**1,350,795**
Cash paid on acquisition, net of cash and cash equivalents acquired	**(40,071)**	—	(17,962)	**(342,487)**
Other	**16,138**	(436)	—	**137,931**
Net cash used in investing activities	**(346,280)**	(346,970)	(253,397)	**(2,959,657)**
Cash flows from financing activities:				
Investment deposits funded by policyholders	**934,380**	448,142	364,949	**7,986,154**
Withdrawals of investment deposits by policyholders	**(426,468)**	(374,636)	(435,028)	**(3,645,026)**
Proceeds from issuance of debt	**128,019**	75,494	68,746	**1,094,179**
Repayment of debt	**(76,759)**	(50,909)	(33,039)	**(656,060)**
(Decrease) increase in cash received under securities lending transactions	**—**	(43,974)	43,974	**—**
Dividends to stockholders	**(18,893)**	(19,669)	(18,491)	**(161,479)**
Increase in treasury stock	**(70,898)**	(103,891)	(79,304)	**(605,966)**
Other—net	**(5,194)**	(2,395)	(5,049)	**(44,392)**
Net cash provided by (used in) financing activities	**464,187**	(71,838)	(93,242)	**3,967,410**
Effect of exchange rate changes on cash and cash equivalents	**5,242**	1,022	474	**44,803**
Net change in cash and cash equivalents	**47,343**	(145,396)	92,896	**404,641**
Cash and cash equivalents due to the initial consolidation of VIEs	**—**	3,164	—	**—**
Cash and cash equivalents at beginning of year	**290,642**	432,874	339,978	**2,484,120**
Cash and cash equivalents at end of year	**¥ 337,985**	¥ 290,642	¥ 432,874	**$ 2,888,761**
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	**¥ 3,085**	¥ 3,198	¥ 2,885	**$ 26,368**
Income taxes	**¥ 55,760**	¥ 12,550	¥ 113,521	**$ 476,581**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended March 31, 2006, 2005 and 2004

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Net income	**¥ 156,960**	¥ 91,959	¥102,882	**$1,341,538**
Other comprehensive income, net of tax:				
Unrealized appreciation of securities:				
Unrealized holding gains	**940,363**	106,941	574,678	**8,037,290**
Less: reclassification adjustments for gains included in net income	**(43,923)**	(50,809)	(5,572)	**(375,410)**
	896,440	56,132	569,106	**7,661,880**
Foreign currency translation adjustments:				
Foreign currency translation adjustments	**21,527**	(1,401)	(11,866)	**183,991**
Less: reclassification adjustments for losses included in net income	**—**	—	687	**—**
	21,527	(1,401)	(11,179)	**183,991**
Minimum pension liability adjustments	**22,123**	1,158	21,021	**189,085**
Other comprehensive income	**940,090**	55,889	578,948	**8,034,956**
Comprehensive income	**¥1,097,050**	¥147,848	¥681,830	**$9,376,494**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

March 31, 2006, 2005 and 2004

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

Millea Holdings, Inc. ("Millea Holdings"), incorporated in Japan, is a holding company mainly engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

(b) Basis of Presentation

The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP").

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2006 presentation.

In the consolidated financial statements, certain Japanese yen amounts have been translated into United States dollars at the rate of 117 yen to the dollar, the approximate exchange rate as of March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(c) Principles of Consolidation

The accompanying consolidated financial statements include all majority-owned subsidiaries and variable interest entities to which Millea Holdings and its subsidiaries are the primary beneficiary. Certain subsidiaries' results were reported in the consolidated financial statements using December 31 year-ends. All affiliated companies are accounted for by the equity method. At March 31, 2006 and 2005, investments in affiliated companies which were presented as other assets amounted to ¥118,723 million ($1,014,726 thousand) and ¥75,712 million, respectively. As for the investment in affiliated companies accounted for by equity method for which quoted market price is available, at March 31, 2006 and 2005, the aggregate carrying amount of investment were ¥42,482 million ($363,094 thousand) and ¥34,032 million respectively. The fair value of investment were ¥32,828 million ($280,581 thousand) and ¥24,327 million at March 31, 2006 and 2005, respectively. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(e) Investments—Other than Investments in Affiliated Companies

Fixed maturities and equity securities are generally accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Fixed maturities held to maturity, which the Company has the positive intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Equity securities available for sale, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 87% and 83% of the investment in stocks at March 31, 2006 and 2005, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

Gains and losses incurred on the sale or impairment of securities are included in realized gains (losses) on investments in the consolidated statements of income. Unrealized gains and losses, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income. See note 3 for further information about other-than-temporary impairment of securities.

Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

The cost of securities sold is determined on a weighted moving-average basis.

Notes to Consolidated Financial Statements—(Continued)

Mortgage loans on real estate and other loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount, net of unamortized premium or discount and valuation allowances. The valuation allowances for loan losses represent management's estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for loans which are not specifically identified as impaired. The allowance is based on Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures", and SFAS No. 5, "Accounting for Contingencies". The Company records specific allowances for loan losses in net investment income when the Company determines that an individual borrower is not able to keep current with payments on its loans. Large numbers of smaller-balance loans are grouped into homogenous groups and are collectively evaluated for impairment. For these loans, the Company records "general allowances", or unallocated valuation allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Changes in the valuation allowances are included in net investment income.

These impaired loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. These loans identified as impaired are placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. These cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity. Those long-term insurance products include long-term comprehensive insurance and long-term family personal traffic accident insurance. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Short-term investments are carried at costs or amortized costs that approximate fair value, and generally include call loans and other investments maturing within one year.

(f) Repurchase Agreements and Securities Lending Activities

The Company is party to various securities lending agreements under which securities are loaned to third parties on a short-term basis. For those loaned securities which do not meet the relevant conditions for the surrender of control as provided by SFAS No. 140, "Accounting for Transfers and Servicing Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125.", they are not removed from the Company's consolidated balance sheet; rather, they are retained within the appropriate investment classification. In cases where the company takes possession of the collateral under its securities lending program, the collateral is included in the consolidated balance sheet with a corresponding liability being recorded to recognize the obligation to return such collateral.

(g) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings based on construction method and equipment range as follows:

Reinforced concrete	38 to 50 years
Brick and block	41 years
Wood	24 years
Wood and mortar	22 years
Steel	11 to 34 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(h) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

(i) Derivatives

The Company employs derivative financial instruments including interest rate swaps, foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to manage interest risk, foreign currency risks and other risks for hedging activities and other purposes.

All derivatives are recognized in the consolidated balance sheets at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities.", subsequently amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133."

Notes to Consolidated Financial Statements—(Continued)

For derivatives designated as hedges, on the date the derivative contract is entered into, the Company designates interest rate swaps, foreign exchange forwards or currency swaps and other derivative instruments as a hedge of the changes in the fair value of a recognized asset or liability ("fair value hedge").

The gains or losses in the fair value of a derivative that is appropriately and contemporaneously documented, designated and is highly effective as fair value hedge are recorded in (losses) gains on derivatives, net investment income and realized gains (losses) on investments along with the losses or gains on the hedged item attributable to the hedged risk. Changes in the fair value of derivatives used for other than hedging activities are reported in (losses) gains on derivatives.

The Company occasionally purchases a financial instrument that contains a derivative instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No. 133, as amended. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(j) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

Premiums are stated net of amounts ceded to reinsurers.

(k) Policy Acquisition Costs

Costs that vary with and are primarily related to the acquisition of insurance policies are deferred to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents' commissions, in-house sales agents' salaries, other compensation and other underwriting costs. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

Policy acquisition costs for property and casualty insurance products are deferred and amortized over the period in which the related premiums written are earned. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to investment contracts and universal-life type contracts are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts.

(l) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2006 and 2005 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(m) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. Future investment yields assumptions are based on factors such as expected investment returns and market conditions. Withdrawals, morbidity and mortality assumptions are mainly based on our own experience. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in earnings in a constant relationship with insurance in force or with the amount of expected future benefit payments. The Company's liabilities for future policy benefits and losses are also inclusive of liabilities for guarantee benefits related to certain nontraditional long-duration contracts, which are discussed more in note 10.

Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

Notes to Consolidated Financial Statements—(Continued)

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2006 and 2005 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(n) Policyholders' Contract Deposits

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholders' mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts and universal-life type contracts, the Company records the associated liabilities as policyholders' contract deposits except for guaranteed minimum death benefit ("GMDB"), which is recorded as future policy benefits and losses.

The Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance, long-term family personal traffic accident insurance, which include a savings feature in addition to the insurance coverage provided under the policy. These policies ("deposit-type insurance") are issued for periods of 2 to 64 years.

The key terms of deposit-type insurance, which include contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semiannual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments they receive if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a predetermined commission to the Company.

Premiums for insurance portion and savings portion of the contract are allocated at inception. The premium for the insurance portion is calculated the same way as the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion ("deposit premiums") represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.04%.

In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. The use of deposit premiums, including maturity refunds for "total loss" policies, are legally restricted for the benefit of policyholders making investment deposits and cannot be used to fund indemnity claims in the case of a total loss or any other losses. Accordingly, the Company does not use, in fact and in substance, maturity refunds for "total loss" policies to fund indemnity claims. All payments made to the policyholder in a total loss situation are funded by using liabilities established for the insurance portion of the contract.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. Deposit accounting is utilized for the savings portion of the contract. Accordingly, premiums received for the savings portion of outstanding contracts are recorded as policyholders' contract deposits. Policyholders' contract deposits are accreted using the interest rate method based on the present value of expected payments on the investment portion of outstanding contracts, without deductions for future surrender penalties. The amount of expected payments excludes payments for "total loss" policies, which are paid to other holders of maturing policies. At the end of each fiscal year, "policyholders' contract deposits" are adjusted to reflect the present value of contracts in force.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2006, 2005 and 2004.

Interest credited to policyholders' contract deposits represents interest accrued or paid for investment contracts and universal-life type contracts. Any investment income attributable to policyholders in respect of investment contracts and universal-life type contracts are presented on a gross basis and included in "Net investment income", "Realized gains (losses) on investments" and "(Losses) gains on derivatives" in the consolidated statements of income.

See note 15 for fair value information of investment contracts.

Notes to Consolidated Financial Statements—(Continued)

(o) Shadow Accounting

Realized gains or losses on investments may have a direct effect on the measurement of insurance assets and liabilities. That is to say, realization of gains or losses on available-for-sale investments can lead to unlocking of deferred policy acquisition costs ("DPAC"), present value of future profit ("PVFP") and certain insurance liabilities. In these situations, shadow accounting is applied which ensures that all recognized gains and losses on investments affect the measurement of the insurance assets and liabilities in the same way, regardless of whether they are realized or unrealized and regardless of whether the gains and losses are recognized in the income statement or directly in equity. If unrealized gains or losses trigger shadow accounting adjustments to DPAC, PVFP and certain insurance liabilities, the corresponding adjustment is recognized in equity, together with the unrealized gains or losses.

(p) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under reinsurance arrangements to minimize its exposure to significant losses from reinsurers' insolvencies.

(q) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a nonprofit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In these consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

(r) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

Gains (losses) resulting from foreign currency transactions in the amount of ¥1,758 million ($15,026 thousand) in 2006, ¥(1,391) million in 2005 and ¥(5,720) million in 2004 were charged to income.

(s) Impairment of Long-Lived Assets

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined primarily based on market prices, if available, or the estimated fair value based on an appraisal. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less estimated cost to sell.

(t) Earnings per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period.

The diluted earnings per share includes the effect of all dilutive potential common shares that were outstanding for respective periods.

(u) Goodwill and Present Value of Future Profit

Goodwill represents the excess of purchase price over fair value of the net assets of acquired entity.

PVFP represents the present value of profits embedded in acquired long term (life) insurance contracts and is determined based on the net present value of future cash flows expected to result from the contracts in force at the date of acquisition. PVFP is amortized to match estimated gross profits from the policies acquired. The amortization is recorded as other operating expenses.

Goodwill and PVFP are tested for impairment annually or when a certain triggering event requires such test.

When fair value of net assets acquired exceeds their cost, the difference is called negative goodwill. All the acquired assets are then subject to pro rata reduction, except for financial assets other than investments accounted for by the equity method, deferred taxes, assets to be disposed of by sale, prepaid assets relating to pension and other postretirement benefit plans, and any other current assets. If all eligible assets are reduced to zero and amount of negative goodwill still remains, the remaining unallocated negative goodwill is recognized immediately as an extraordinary gain.

Notes to Consolidated Financial Statements—(Continued)

(v) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when there is uncertainty that such assets would be realized.

(w) Retirement and Severance Benefits

The Company has a defined benefit pension plan and calculates projected benefit obligation and net periodic benefit cost using the projected unit credit actuarial cost method. In the past, the plan substituted for a part of government's welfare pension plan. During the year ended March 31, 2006, the Company transferred this welfare-related pension obligation to the government. The Company accounted for the transfer as a single settlement transaction in accordance with the provisions of EITF 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." See note 12 for further information.

The Company accounts for its unfunded lump-sum payment retirement plan in accordance with EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan", and records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

(x) Stock options

The Company accounts for stock option issued in accordance with SFAS No. 123R, "Share-based payment". Compensation expense is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period. See note 13 for further information.

(y) New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies when an enterprise should consolidate an entity that meets the definition of a Variable Interest Entity ("VIE") if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. In December 2003, FASB issued a revision to Interpretation No. 46 ("FIN 46R"). FIN 46R retains many of the basic concepts introduced in FIN 46, however it also introduces a new scope exception for a certain type of entities that qualified as "business" as defined in FIN 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary and includes new guidance for assessing variable interests. The Company adopted FIN 46 for VIEs created after January 31, 2003 for the year ended March 31, 2004. The Company adopted FIN 46R for all VIEs for the year ended March 31, 2005. The Company did not see the adoption of FIN 46R to have a material effect on the Company's financial position or results of operations. See note 3 for further information.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1"). AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses). The effect of adopting SOP 03-1 was a charge of ¥41 million, net of tax of ¥26 million, which was reported as a "Cumulative effect of accounting change, net of tax" for the year ended March 31, 2005. This charge reflected the effect of establishing reserves for guaranteed minimum death benefit of the Company's universal-life type contracts.

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" to require additional disclosures related to pension plans and other postretirement benefit plans. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, cash flows and net periodic benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The Company has adopted the additional disclosure requirements in the financial statements. See note 12 for further information.

In January 2003, the EITF released Issue No. 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-02"). EITF 03-02 addresses financial accounting and reporting for a transfer to the Japanese government of a portion of a company's pension plan which substitutes for the welfare pension plan administered by the Japanese government. The Company adopted EITF 03-02 on transferring the substitutional portion of its pension plan in the fiscal year ended March 31, 2006. See note 12 for further information.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all companies to recognize compensation costs for share-based payments to employees based on the grant-date fair value of the award for financial statements for reporting periods beginning after June 15, 2005. In April 2005, the SEC deferred the required effective date for adoption to annual periods beginning after June 15, 2005. The Company early adopted SFAS No. 123R for the year ended March 31, 2006. The transition method was not necessary because the Company introduced a stock option plan in fiscal year 2006 for the first time. The effect of adopting SFAS 123R to the consolidated financial statements was not material because the new plan forms only a small part of compensation for directors and corporate auditors of the Company. See note 13 for further information.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. This standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company does not expect any significant accounting changes and corrections of errors at present.

In June 2005, the EITF released Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights". The Issue addresses what rights held by the limited partners preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with generally accepted accounting principles absent the existence of the rights held by the limited partners. Based on that consensus, the EITF also agreed to amend the consensus in Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholders Have Certain Approval or Veto Rights." The guidance in this Issue is effective after June 29, 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in this Issue is effective for the first reporting period beginning after December 15, 2005. The effect of the adoption of this EITF Issue on existing partnerships that were modified and new partnerships entered into after June 29, 2005, was not material to the Company's financial condition or results of operations. For all other partnerships, the Company is currently assessing the impact of adopting this EITF Issue.

In September 2005, the FASB issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or overage within a contract. The implementation guidance is effective in the first fiscal year that begins after December 15, 2006. The Company is currently assessing the impact of implementing this guidance.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. SFAS 155 is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of SFAS 155 has a material impact on its consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." This FSP will replace guidance set forth in EITF 03-01 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The FSP carries forward the requirements in Issue No. 03-01 regarding required disclosures in the financial statements and requires additional disclosure related to factors considered in reaching the conclusion that the impairment is other-than-temporary. This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after December 15, 2005. Adoption of this standard is not expected to have a material impact on its financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets ("SFAS 156"), which amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"), with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company does not expect that adoption of SFAS 156 has a material impact on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of adopting this interpretation.

2. BUSINESS COMBINATION

On February 2, 2004, the Company acquired Skandia Life Insurance Co. (Japan) Limited ("Skandia Japan") based in Tokyo, Japan, for a cost of ¥20,339 million which was paid in cash. Skandia Japan was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. ("Financial Life") on April 2, 2004. Financial Life's main product is variable annuity.

Goodwill of ¥9,934 million and PVFP of ¥14,744 million were recognized on the balance sheet as of March 31, 2004. See note 7 for further information.

On October 1, 2004, the Company merged two of its wholly-owned non-life subsidiaries: Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire"). The merged subsidiary was renamed as Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido"). The merger did not affect the consolidated financial statements.

The Company acquired approximately 31% of the issued shares of Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire") for ¥19,575 million by February 2005. Nisshin Fire mainly provides non-life insurance products in Japan. The Company accounted for the acquisition of Nisshin Fire by the equity method for the year ended March 31, 2005. The estimated fair value of net assets acquired was ¥34,032 million. Unallocated negative goodwill arising from the transaction amounting to ¥14,458 million was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2005. See note 20 for further information.

On July 7, 2005, the Company acquired the Brazilian Business Unit of ABN AMRO Bank N.V. by purchasing all of the equity shares of Real Seguros S.A. ("Real Seguros") and 50% of the total equity of Real Vida e Previdencia S.A. ("Real Vida") for a total cost of ¥46,635 million ($398,590 thousand) . Real Seguros mainly provides non-life insurance products and Real Vida mainly provides life insurance and annuity pension both in Brazil market expected to be with future high growth.

The purchase price allocated between Real Seguros, a wholly owned subsidiary, and Real Vida, an affiliated company accounted for by an equity method, as follows:

	(Yen in millions)	(Dollars in thousands)
Purchase price	¥46,635	$398,590
Fair value of net assets of Real Seguros (excluding intangibles)	14,384	122,940
Intangible assets (Contractual distribution channel)	13,263	113,359
Net of deferred tax consequences	(4,510)	(38,547)
Adjustment of equity method to Real Vida	16,573	141,650
Goodwill	¥ 6,925	$ 59,188

Goodwill of ¥6,925 million ($59,188 thousand) and intangible assets of ¥13,263 million ($113,359 thousand) were recognized at the time of purchase. The goodwill is deductible for tax purpose to the extent recorded in the local financial statements in Brazil. The intangible assets were derived from contractual distribution channel of banks. See note 7 for further information.

Notes to Consolidated Financial Statements—(Continued)

3. INVESTMENTS

The following summarizes the Company's investments in fixed maturities held to maturity at March 31, 2006 and 2005:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:				
Bonds and notes:				
Other government and government agencies and authorities	¥1,216,061	¥16,053	¥(45,320)	¥1,186,794
Total fixed maturities held to maturity	¥1,216,061	¥16,053	¥(45,320)	¥1,186,794
2005:				
Bonds and notes:				
Other government and government agencies and authorities	¥1,109,715	¥24,506	¥(43,734)	¥1,090,487
Total fixed maturities held to maturity	¥1,109,715	¥24,506	¥(43,734)	¥1,090,487

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:				
Bonds and notes:				
Other government and government agencies and authorities	$10,393,684	$137,205	$(387,351)	$10,143,538
Total fixed maturities held to maturity	$10,393,684	$137,205	$(387,351)	$10,143,538

The following summarizes the Company's investments in fixed maturities available for sale at March 31, 2006 and 2005:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 386,484	¥13,690	¥ (1,600)	¥ 398,574
U.S. states, municipalities and political subdivisions	1,207	17	(21)	1,203
Other government and government agencies and authorities	2,803,839	17,350	(29,884)	2,791,305
Other municipalities and political subdivisions	175,032	1,296	(3,578)	172,750
Public utilities	134,650	1,239	(1,307)	134,582
Convertibles and bonds with warrants attached	1,870	25	—	1,895
Mortgage-backed securities	64,162	1,006	(95)	65,073
Other corporate bonds	611,403	7,548	(4,536)	614,415
Total fixed maturities available for sale	¥4,178,647	¥42,171	¥(41,021)	¥4,179,797
2005:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 322,554	¥ 4,533	¥(11,033)	¥ 316,054
U.S. states, municipalities and political subdivisions	207	5	—	212
Other government and government agencies and authorities	2,877,858	36,917	(27,074)	2,887,701
Other municipalities and political subdivisions	117,977	3,650	(36)	121,591
Public utilities	73,711	1,516	(138)	75,089
Convertibles and bonds with warrants attached	1,720	122	(1)	1,841
Mortgage-backed securities	48,610	191	(474)	48,327
Other corporate bonds	505,807	8,489	(2,470)	511,826
Total fixed maturities available for sale	¥3,948,444	¥55,423	¥(41,226)	¥3,962,641

Notes to Consolidated Financial Statements—(Continued)

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2006:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 3,303,282	$117,008	$ (13,675)	$ 3,406,615
U.S. states, municipalities and political subdivisions	10,316	145	(179)	10,282
Other government and government agencies and authorities	23,964,436	148,291	(255,419)	23,857,308
Other municipalities and political subdivisions	1,496,000	11,077	(30,581)	1,476,496
Public utilities	1,150,855	10,590	(11,171)	1,150,274
Convertibles and bonds with warrants attached	15,983	214	—	16,197
Mortgage-backed securities	548,393	8,598	(812)	556,179
Other corporate bonds	5,225,667	64,513	(38,770)	5,251,410
Total fixed maturities available for sale	$35,714,932	$360,436	$(350,607)	$35,724,761

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2006 are as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ 10,483	¥ 10,505	$ 89,598	$ 89,786
Due after one year through five years	15,410	15,817	131,709	135,188
Due after five years through ten years	105,469	102,760	901,444	878,291
Due after ten years	1,084,699	1,057,712	9,270,933	9,040,273
	¥1,216,061	¥1,186,794	$10,393,684	$10,143,538

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥1,119,154	¥1,121,103	$ 9,565,419	$ 9,582,077
Due after one year through five years	1,201,262	1,208,383	10,267,197	10,328,060
Due after five years through ten years	767,836	760,323	6,562,701	6,498,487
Due after ten years	1,088,512	1,087,933	9,303,521	9,298,573
With no contractual maturity	1,883	2,055	16,094	17,564
	¥4,178,647	¥4,179,797	$35,714,932	$35,724,761

Proceeds from sales of fixed maturities available for sale prior to their scheduled maturity dates and gross gains and losses realized on those sales for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Fixed maturities available for sale:				
Proceeds from sales	¥654,344	¥1,640,958	¥870,571	$5,592,684

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Fixed maturities available for sale:				
Gross realized gains	¥6,341	¥13,481	¥14,465	$54,197
Gross realized losses	(5,974)	(9,213)	(14,966)	(51,060)
Net realized gains (losses)	¥ 367	¥ 4,268	¥ (501)	$ 3,137

With respect to equity securities available for sale, proceeds from sales and gross gains and losses realized on those sales for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Equity Securities available for sale:				
Proceeds from sales	¥285,327	¥205,191	¥228,913	$2,438,692

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Equity Securities available for sale:				
Gross realized gains	¥92,893	¥74,830	¥35,438	$793,957
Gross realized losses	(2,337)	(788)	(2,809)	(19,974)
Net realized gains	¥90,556	¥74,042	¥32,629	$773,983

Gross unrealized gains and losses of equity securities available for sale at March 31, 2006 and 2005 are as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Equity Securities available for sale:			
Gross unrealized gains	¥3,258,857	¥1,858,707	$27,853,479
Gross unrealized losses	(8,275)	(8,964)	(70,726)
Net unrealized gains	¥3,250,582	¥1,849,743	$27,782,753

In the normal course of business, the Company lends or collateralizes its investment securities to counterparties.

Notes to Consolidated Financial Statements—(Continued)

The carrying value of investment securities lent to counterparties through securities lending transactions, where they have the right to sell or repledge the securities are as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Fixed maturities	¥602,423	¥459,316	$5,148,915
Equities securities	68,546	6,166	585,863
	¥670,969	¥465,482	$5,734,778

At March 31, 2006 and 2005, the carrying values of fixed maturities available for sale pledged as collateral are as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Collateral primarily to reinsurance companies	¥ 62,593	¥ 56,913	$ 534,983
Collateral for the Bank of Japan's instant gross settlement system	191,131	189,190	1,633,598
Deposited primarily with the United States and other foreign governments authorities	113,079	98,732	966,487
Collateral with the right to sell or repledge for credit support annex for derivative transactions	21,912	14,199	187,282
Collateral for letters of credit	1,130	1,174	9,658
Collateral for Life Insurance Policyholders Protection Corporation of Japan	2,416	2,106	20,650

At March 31, 2006 and 2005, the carrying values of equity securities available for sale pledged as collateral are as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Deposited with securities brokers as collateral for futures transactions	¥122,607	¥75,336	$1,047,923
Deposited with the United States government authorities	5,824	5,824	49,778
Invested in MBO scheme and pledged as collateral for its loan	616	694	5,265

The Company accepts investing securities that can be sold or pledged, mainly through securities financing transactions. The fair value of this collateral was approximately ¥121,279 million ($1,036,573 thousand) and ¥85,112 million at March 31, 2006 and 2005, respectively, of which no securities had been either sold or repledged for the years ended March 31, 2006 and 2005.

The Company is involved with various types of variable interest entities in the ordinary course of business as discussed below. The Company's risk exposure to such variable interest entities is limited to the amount of its investments.

The Company invests in entities that invest in real estate properties or start-up businesses. These entities generally take a form of a limited partnership, and the Company acts as one of the limited partners. In addition, the Company, in the ordinary course of reinsurance business, invests in catastrophe bonds, which are issued by special purpose entities that are deemed as variable interest entities. These bonds are generally accounted for as securities available for sale in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Further, the Company securitizes corporate loans and government bonds that it owns through securitization vehicles. The securitization qualified for sales transaction treatment and derecognized. The Company is not a primary beneficiary and underwrites the beneficial interests in those vehicles to its customers. The Company also enters into swap transactions with those securitization vehicles.

The Company adopted the provisions of FIN 46R for all variable interest entities that the Company became involved with after January 31, 2003. For the variable interest entities that the Company became involved with before February 1, 2003, the Company adopted the provisions of FIN 46R on April 1, 2004. In connection with this adoption, the Company recognized minority interests of ¥6,037 million ($51,598 thousand) and ¥5,186 million in the balance sheet as of March 31, 2006 and 2005 respectively with respect to the variable interest entities for which the Company is the primary beneficiary.

The real estate investment partnerships for which the Company is the primary beneficiary borrow non-recourse loans from financial institutions. Assets of these entities amounting to ¥65,996 million ($564,068 thousand) and ¥63,528 million at March 31, 2006 and 2005, respectively, are pledged as collateral for those non-recourse loans. The lenders of non-recourse loans have no recourse to other assets of the Company.

With respect to other real estate investment partnerships, investment partnerships that invest in start-up businesses, the issuer of the catastrophe bonds and the securitization vehicles, the Company owns significant variable interests in these entities although it is not considered to be the primary beneficiary. The Company's risk exposure to these entities was limited to the carrying amounts of its interests. The Company's maximum exposure to these variable interest entities amounted to ¥65,814 million ($562,513 thousand) and ¥53,266 million at March 31, 2006 and 2005 respectively.

Notes to Consolidated Financial Statements—(Continued)

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥90,457 million ($773,137 thousand) and ¥80,117 million at March 31, 2006 and 2005, respectively.

Depreciation of investment real estate included in net investment income amounted to ¥4,877 million ($41,684 thousand), ¥5,202 million and ¥3,880 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Other long-term investments include:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Mortgage loans on vessels and facilities	¥ 9,778	¥ 10,979	$ 83,573
Collateral and bank-guaranteed loans	13,598	11,250	116,222
Unsecured loans	366,202	359,696	3,129,932
Money trust	40,259	27,262	344,094
	¥429,837	¥409,187	$3,673,821

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2006 through 2027 at March 31, 2006. Interest rates of these loans varied from 0.06% to 7.00% at March 31, 2006, and from 0.03% to 7.00% at March 31, 2005.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans, commercial paper and other investments maturing within one year. Short-term investments amounting to ¥2,753 million ($23,530 thousand) at March 31, 2006 and ¥524 million at March 31, 2005 were deposited with the United States government authorities and other foreign government authorities as required by law.

Details of net investment income were as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Fixed maturities	¥ 84,478	¥ 73,677	¥ 73,683	$ 722,034
Equity securities	67,044	47,216	36,692	573,026
Mortgage loans on real estate	1,574	2,414	3,286	13,453
Investment real estate	15,135	16,592	12,501	129,359
Policy loans	1,564	1,396	1,280	13,368
Other long-term investments	5,491	6,585	9,339	46,932
Short-term investments	7,404	4,415	1,536	63,282
Other	6,936	1,423	1,850	59,281
Gross investment income	189,626	153,718	140,167	1,620,735
Less investment expenses	25,193	20,521	13,994	215,325
Net investment income	¥164,433	¥133,197	¥126,173	$1,405,410

At March 31, 2006 and 2005, accrued investment income, included in other assets, amounted to ¥21,580 million ($184,444 thousand) and ¥18,847 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2006, 2005 and 2004 were as follows:

	(Yen in millions)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2006:				
Realized	¥ (9,983)	¥ 180,751	¥ 4,429	¥ 175,197
Change in unrealized	(13,047)	1,400,839	2,980	1,390,772
Total	¥ (23,030)	¥1,581,590	¥ 7,409	¥1,565,969
2005:				
Realized	¥ 3,432	¥ 64,672	¥18,646	¥ 86,750
Change in unrealized	2,397	84,826	213	87,436
Total	¥ 5,829	¥ 149,498	¥18,859	¥ 174,186
2004:				
Realized	¥ (8,399)	¥ 4,645	¥ (101)	¥ (3,855)
Change in unrealized	(184,264)	1,073,508	412	889,656
Total	¥(192,663)	¥1,078,153	¥ 311	¥ 885,801

	(Dollars in thousands)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2006:				
Realized	$ (85,325)	$ 1,544,880	$37,855	$ 1,497,410
Change in unrealized	(111,513)	11,972,983	25,470	11,886,940
Total	$(196,838)	$13,517,863	$63,325	$13,384,350

Notes to Consolidated Financial Statements—(Continued)

The following table shows gross unrealized losses and fair value of investments-other than investments in affiliated companies with unrealized losses that are not deemed to be other-than-temporary impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2005:

	(Yen in millions)					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2006:						
Securities held to maturity:						
Fixed maturities:						
Other government and government agencies and authorities	**¥ 262,745**	**¥ (5,684)**	**¥377,659**	**¥(39,636)**	**¥ 640,404**	**¥(45,320)**
Total fixed maturities held to maturity	**262,745**	**(5,684)**	**377,659**	**(39,636)**	**640,404**	**(45,320)**
Securities available for sale:						
Fixed maturities:						
U.S. government and government agencies and authorities	**37,646**	**(582)**	**28,148**	**(1,018)**	**65,794**	**(1,600)**
Other government and government agencies and authorities	**1,758,204**	**(16,818)**	**149,779**	**(13,066)**	**1,907,983**	**(29,884)**
Other	**412,744**	**(8,783)**	**76,796**	**(754)**	**489,540**	**(9,537)**
Total fixed maturities available for sale	**2,208,594**	**(26,183)**	**254,723**	**(14,838)**	**2,463,317**	**(41,021)**
Equity securities	**197,972**	**(8,235)**	**3,115**	**(40)**	**201,087**	**(8,275)**
Total securities available for sale	**2,406,566**	**(34,418)**	**257,838**	**(14,878)**	**2,664,404**	**(49,296)**
Total	**¥2,669,311**	**¥(40,102)**	**¥635,497**	**¥(54,514)**	**¥3,304,808**	**¥(94,616)**
2005:						
Securities held to maturity:						
Fixed maturities:						
Other government and government agencies and authorities	¥ 25,731	¥ (88)	¥ 490,413	¥(43,646)	¥ 516,144	¥(43,734)
Total fixed maturities held to maturity	25,731	(88)	490,413	(43,646)	516,144	(43,734)
Securities available for sale:						
Fixed maturities:						
U.S. government and government agencies and authorities	172,541	(6,865)	38,184	(4,168)	210,725	(11,033)
Other government and government agencies and authorities	1,081,135	(311)	363,368	(26,764)	1,444,503	(27,075)
Other	113,647	(1,266)	73,362	(1,852)	187,009	(3,118)
Total fixed maturities available for sale	1,367,323	(8,442)	474,914	(32,784)	1,842,237	(41,226)
Equity securities	54,310	(4,924)	36,194	(4,040)	90,504	(8,964)
Total securities available for sale	1,421,633	(13,366)	511,108	(36,824)	1,932,741	(50,190)
Total	¥1,447,364	¥(13,454)	¥1,001,521	¥(80,470)	¥2,448,885	¥(93,924)

Notes to Consolidated Financial Statements—(Continued)

	(Dollars in thousands)					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
2006:						
Securities held to maturity:						
Fixed maturities:						
Other government and government agencies and authorities	$ 2,245,684	$ (48,581)	$3,227,854	$(338,769)	$ 5,473,538	$(387,350)
Total fixed maturities held to maturity	2,245,684	(48,581)	3,227,854	(338,769)	5,473,538	(387,350)
Securities available for sale:						
Fixed maturities:						
U.S. government and government agencies and authorities	321,761	(4,974)	240,581	(8,701)	562,342	(13,675)
Other government and government agencies and authorities	15,027,385	(143,744)	1,280,162	(111,675)	16,307,547	(255,419)
Other	3,527,726	(75,068)	656,376	(6,445)	4,184,102	(81,513)
Total fixed maturities available for sale	18,876,872	(223,786)	2,177,119	(126,821)	21,053,991	(350,607)
Equity securities	1,692,068	(70,384)	26,624	(342)	1,718,692	(70,726)
Total securities available for sale	20,568,940	(294,170)	2,203,743	(127,163)	22,772,683	(421,333)
Total	$ 22,814,624	$ (342,751)	$ 5,431,597	$(465,932)	$ 28,246,221	$(808,683)

Unrealized losses of fixed maturities above were mainly caused by changes in interest rate. The Company has the positive ability and intent to hold these investments until a market price recovery. Therefore the Company doesn't consider these securities to be other than temporary impaired.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

Among the factors that management considers when determining whether declines in the value of securities below their costs are other than temporary is the likelihood that those declines will be reversed.

For marketable fixed maturities, management evaluates each of the securities and considers fundamental valuation issues such as credit deterioration of the issuer and other facts including extent and period of time that the value of the securities is below cost.

For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities is below cost for more than 12 months, (b) whether the value continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of the fiscal year.

For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as credit deterioration of the issuer.

After considering these and other factors, the Company writes down individual securities to fair value when management determines that a decline in fair value below the cost of those securities is other than temporary.

The Company recognized impairment losses on investment securities—other than investments in affiliated companies in the amount of ¥19,371 million ($165,564 thousand), ¥12,226 million and ¥33,930 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Trading gains for the years ended March 31, 2006 and 2005 that relate to trading securities still held at March 31, 2006 and 2005 amounted to ¥90,656 million ($774,838 thousand) and ¥879 million, respectively.

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥7,200 million ($61,538 thousand), ¥3,540 million and ¥3,159 million for the years ended March 31, 2006, 2005 and 2004, respectively. Considering the state of Japanese real estate market, tests for impairment were performed as of March 31, 2006 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the fair value fell below the carrying amount. The fair value is primarily estimated based on market prices or appraisals if market prices are not available. The impairment losses are included in realized gains (losses) on investments for the years ended March 31, 2006, 2005 and 2004 in the property and casualty segment.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to the held to maturity category. This transfer was based on the Company's review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥6,332 million ($54,120 thousand) and ¥6,799 million at March 31, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements—(Continued)

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2006 and 2005, were as follows:

	(Yen in millions)		(Dollars in thousands)	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2006:				
Mortgage loans on real estate	**¥ 9,001**	**¥3,025**	**$ 76,932**	**$25,855**
Unsecured loans	**6,038**	**2,438**	**51,607**	**20,838**
	¥15,039	**¥5,463**	**$128,539**	**$46,693**
2005:				
Mortgage loans on real estate	¥10,476	¥4,268		
Unsecured loans	6,936	2,725		
	¥17,412	¥6,993		

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥3,764 million ($32,171 thousand) and ¥3,205 million at March 31, 2006 and 2005, respectively.

The activity in valuation allowances for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Balance at beginning of year	**¥10,198**	¥19,732	¥36,835	**$ 87,162**
Charges to income	**875**	(3,737)	(9,415)	**7,479**
Principal charge-offs	**(1,846)**	(5,797)	(7,688)	**(15,778)**
Balance at end of year	**¥ 9,227**	¥10,198	¥19,732	**$ 78,863**

During the years ended March 31, 2006, 2005 and 2004, the average recorded investment in impaired loans amounted to ¥16,226 million ($138,684 thousand), ¥24,318 million and ¥48,610 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥360 million ($3,077 thousand), ¥277 million and ¥873 million, respectively. At March 31, 2006 and 2005, the amount of loans that were non-income producing during the preceding twelve months amounted to ¥251 million ($2,145 thousand) and ¥2,016 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

The Company's investments in Toyota Motor Corporation and its affiliates amounting to ¥640,697 million ($5,476,043 thousand) and ¥401,203 million at March 31, 2006 and 2005, respectively, which exceeds 10% of the Company's stockholders' equity as those respective dates.

4. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurance companies in order to better diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Reinsurance contracts involve reinsurers sharing a proportional part of the original premiums and losses under the underlying insurance contracts being reinsured. The Company generally arranges this type of reinsurance in the form of a reinsurance treaty arrangement, where the Company is automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining separate prior consent to each cession from the reinsurers. The Company's proportional treaty reinsurance arrangements include:

• CALI Reinsurance

The Company writes compulsory automobile liability insurance ("CALI") in the Japanese market, which is required for registration and periodic inspections of automobiles in Japan. Licensed non-life insurance companies in Japan are required to offer CALI to customers, and all of the premiums written for and losses arising from these policies are required by statute to be reinsured with the CALI Reinsurance Pool, itself a Japanese government-controlled entity in which insurers offering CALI policies participate. This mandatory pooling arrangement distributes the risk of loss equitably among participating insurers.

Our proportionate share of assumed losses is assessed by the CALI Reinsurance Pool as they are paid by this entity. We establish loss reserves for losses assumed under the program based on actual losses reported to us by the CALI Reinsurance Pool and our estimate of incurred but not reported losses under the program.

The following table shows the Company's reinsurance premiums assumed and reinsurance premiums ceded relating to CALI reinsurance for the years ended March 31, 2006, 2005 and 2004:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Reinsurance premiums assumed	¥250,628	¥261,545	¥264,757	$2,142,120
Reinsurance premiums ceded	226,313	235,653	242,241	1,934,299

The following table shows the Company's unearned premiums assumed and loss reserve assumed relating to CALI reinsurance as of March 31, 2006 and 2005:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Unearned premiums assumed	¥265,710	¥273,418	$2,271,026
Loss reserve assumed	292,824	268,934	2,502,769

• Earthquake Reinsurance

The Company writes earthquake insurance in the Japanese market and reinsures a portion of these risks pursuant to the Japanese Law Concerning Earthquake Insurance, which contemplates a partial reinsurance arrangement for earthquake insurance policies for dwellings and their contents.

Accordingly, when the Company writes an eligible policy, the Company generally cedes the entire risk and the associated premiums to Japan Earthquake Reinsurance Company Limited ("JER"), a private company owned by major Japanese non-life insurance companies. JER then retrocedes a portion of the risk assumed to participating insurers in a retrocession contract. Under this retrocession contract, a participating insurer, such as the Company, does not receive a retrocession premium in cash, but rather the insurer receives a contractual right to the funds held by JER, which represents cumulative retrocession premiums plus accumulated interest. The Company treats this contractual right to the funds held by JER as a deposit asset.

Our proportionate share of assumed losses is assessed by JER as they are paid by JER, and the amount of assessed losses is deducted by JER from our deposit balance held by JER. We establish loss reserves for losses assumed under the program based on actual losses reported to us by JER and our estimate of incurred but not reported losses under the program.

The following table shows the Company's reinsurance premiums assumed and reinsurance premiums ceded relating to JER for the years ended March 31, 2006, 2005 and 2004:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Reinsurance premiums assumed	¥ 6,158	¥ 5,284	¥ 4,930	$ 52,632
Reinsurance premiums ceded	33,764	29,828	27,593	288,581

The following table shows the Company's unearned premiums assumed and loss reserve assumed relating to JER as of March 31, 2006 and 2005:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Unearned premiums assumed	¥—	¥—	$—
Loss reserve assumed	—	—	—

During each of the years ended March 31, 2006 and 2005, no significant earthquake losses were outstanding since no significant earthquake losses were charged to the Company through JER. Accordingly, the Company did not have any material JER earthquake loss reserves as of March 31, 2006 and 2005.

The Company also cedes facultative reinsurance which, unlike a treaty reinsurance arrangement, generally requires separate prior consent from each reinsurer for each risk ceded. The Company's facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and the Company generally cedes facultative reinsurance if and when it determines that underwriting capacity provided by treaty reinsurance is not sufficient to address its desired risk profile.

With respect to treaty and facultative reinsurance policies, the Company generally cedes risks under prospective reinsurance contracts, which are accounted for in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" as short-duration reinsurance contracts. The Company records amounts paid for prospective reinsurance as prepaid reinsurance premiums and amortizes the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned "reinsurance recoverable on losses" represents the Company's estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with SFAS 113, the Company estimates reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises", the Company recognizes its assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while the Company treats the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with SFAS 60.

The Company is exposed to credit risk of reinsurers and counterparties to the extent that any reinsurers failed to meet their obligations to the Company, and therefore performs credit risk review regularly. No material amounts of prepaid resinsurance premiums and reinsurance recoverable on losses were considered impaired or uncollectible and no material provisions were made as of March 31, 2006, 2005 and 2004.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 is as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Property and casualty:				
Premiums written:				
Direct	¥2,002,522	¥1,965,550	¥1,978,555	$17,115,573
Assumed	354,350	353,571	374,219	3,028,632
Ceded	(382,226)	(393,714)	(407,528)	(3,266,889)
Net premiums written	¥1,974,646	¥1,925,407	¥1,945,246	$16,877,316
Premiums earned:				
Direct	¥1,996,515	¥1,953,162	¥1,952,151	$17,064,231
Assumed	347,565	352,067	297,597	2,970,641
Ceded	(391,776)	(409,579)	(389,545)	(3,348,513)
Premiums earned	¥1,952,304	¥1,895,650	¥1,860,203	$16,686,359
Losses, claims incurred:				
Direct	¥1,137,244	¥1,281,003	¥1,100,584	$9,720,034
Assumed	298,161	321,211	242,720	2,548,385
Ceded	(242,952)	(339,781)	(294,786)	(2,076,513)
Losses, claims incurred	¥1,192,453	¥1,262,433	¥1,048,518	$10,191,906
Life:				
Premiums earned:				
Direct	¥ 282,635	¥ 254,397	¥ 242,472	$ 2,415,684
Assumed	—	—	—	—
Ceded	(1,359)	(1,028)	(919)	(11,616)
Premiums earned	¥ 281,276	¥ 253,369	¥ 241,553	$ 2,404,068
Prepaid reinsurance premiums	¥ 296,250	¥ 302,886	¥ 318,432	$ 2,532,051
Reinsurance recoverable on losses	423,113	520,733	447,111	3,616,350

5. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Property and casualty:				
Deferred at beginning of year	¥317,174	¥328,411	¥323,865	$2,710,889
Adjustment in connection with acquisitions (note 2)	1,905	—	—	16,282
Paid during year:	546,172	524,499	543,373	4,668,137
	865,251	852,910	867,238	7,395,308
Foreign currency translation adjustments	589	(21)	(234)	5,034
Deferred at end of year	314,480	317,174	328,411	2,687,863
Policy acquisition costs	551,360	535,715	538,593	4,712,479
Life:				
Deferred at beginning of year	150,900	124,992	98,615	1,289,744
Adjustment in connection with acquisitions (note 2)	515	—	—	4,402
Paid during year	76,064	54,737	46,762	650,120
	227,479	179,729	145,377	1,944,266
Foreign currency translation adjustments	57	—	—	486
Deferred at end of year	197,202	150,900	124,992	1,685,487
Change in shadow adjustment	3,295	—	—	28,162
Policy acquisition costs	33,629	28,829	20,385	287,427
Total policy acquisition costs	¥584,989	¥564,544	¥558,978	$4,999,906

6. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Land	¥ 82,595	¥ 85,823	$ 705,940
Buildings	237,435	239,196	2,029,359
Furniture and equipment	62,599	60,176	535,034
Construction in progress	1,185	39	10,129
Total at cost	383,814	385,234	3,280,462
Less accumulated depreciation	196,001	187,701	1,675,223
Net property and equipment	¥187,813	¥197,533	$1,605,239

Depreciation of property and equipment included in other operating expenses amounted to ¥15,058 million ($128,701 thousand), ¥16,079 million and ¥15,236 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements—(Continued)

7. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business lines during the years ended March 31, 2006 and 2005 are as follows:

	(Yen in millions)		
	Property and casualty	Life	Total
2006:			
Balance at beginning of year	¥ —	¥ 9,934	¥ 9,934
Acquisition	5,451	1,474	6,925
Foreign currency translation adjustments	360	98	458
Balance at end of year	¥5,811	¥11,506	¥17,317
2005:			
Balance at beginning and end of year	¥ —	¥ 9,934	¥ 9,934
2004:			
Balance at beginning of year	¥ —	¥ —	¥ —
Acquisition	—	9,934	9,934
Balance at end of year	¥ —	¥ 9,934	¥ 9,934

	(Dollars in thousands)		
	Property and casualty	Life	Total
2006:			
Balance at beginning of year	$ —	$84,906	$ 84,906
Acquisition	46,590	12,598	59,188
Foreign currency translation adjustments	3,077	838	3,915
Balance at end of year	$49,667	$98,342	$148,009

The Company annually tests goodwill for impairment. As a result, no impairments were recognized for the years ended March 31, 2006 and 2005, respectively.

The balance of and changes in PVFP as of and for the years ended March 31, 2006, 2005 and 2004, are as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Balance at beginning of year	¥12,959	¥14,744	¥ —	$110,761
Acquisition	—	—	14,744	—
Amortization	(774)	(2,110)	—	(6,615)
Interest	345	325	—	2,948
Balance at end of year	¥12,530	¥12,959	¥14,744	$107,094
Accumulated amortization net of interest	¥ 2,214	¥ 1,785	¥ —	$ 18,923

The interest accrual rates, which vary by products, range from 1.97% to 2.98% with weighted average amortization period of 32.7 years. Amortization of PVFP and interest accrued on the unamortized PVFP are included in other operating expenses.

The Company annually reviews PVFP for impairment. As a result, no impairments were recognized for the years ended March 31, 2006 and 2005, respectively.

The following table shows the estimated future amortization of the PVFP balance during each of the next five years:

	(Yen in millions)	(Dollars in thousands)
2007	¥ 964	$ 8,239
2008	1,108	9,470
2009	1,169	9,991
2010	1,136	9,709
2011	1,080	9,231
Thereafter	7,073	60,454
Total PVFP	¥12,530	$107,094

The 65.5% of the unamortized balance of PVFP at March 31, 2006 is expected to be amortized after 10 years.

The PVFP was derived from life insurance business.

The balance of and changes in other intangible assets by major class as of and for the years ended March 31, 2006, 2005 and 2004, are as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Intangible assets subject to amortization:				
Balance at beginning of year	¥ —	¥ —	¥ —	$ —
Acquisition	13,263	—	—	113,359
Amortization	(648)	—	—	(5,538)
Interest and foreign currency translation adjustments	816	—	—	6,974
Balance at end of year	13,431	—	—	114,795
Intangible asset recorded in connection with the additional minimum pension liability under SFAS No. 87 (See Note 12)	20,951	23,156	25,362	179,068
Total	¥34,382	¥23,156	¥25,362	$293,863

Notes to Consolidated Financial Statements—(Continued)

Amortization of amortizable intangible assets is included in other operating expenses on straight-line basis with weighted average amortization period of 9.5 years.

The following table shows the estimated future amortization of the intangible assets subject to amortization during each of the next five years:

	(Yen in millions)	(Dollars in thousands)
2007	¥ 1,414	$ 12,085
2008	1,414	12,085
2009	1,414	12,085
2010	1,414	12,085
2011	1,414	12,085
Thereafter	6,361	54,370
Total intangible assets	¥13,431	$114,795

The intangible assets subject to amortization were mainly derived from non-life insurance business.

8. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2006, 2005 and 2004:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Balance at beginning of year	¥1,345,196	¥1,221,146	¥1,131,884	$11,497,402
Less reinsurance recoverables	351,937	342,217	342,132	3,008,009
Net balance at beginning of year	993,259	878,929	789,752	8,489,393
Adjustment in connection with acquisitions (note 2)	9,602	—	—	82,068
Incurred related to:				
Current year	1,247,933	1,326,179	1,116,582	10,666,094
Prior years	23,702	5,140	9,325	202,581
Total incurred	1,271,635	1,331,319	1,125,907	10,868,675
Paid related to:				
Current year	625,741	722,166	588,432	5,348,214
Prior years	563,432	495,793	446,825	4,815,657
Total paid	1,189,173	1,217,959	1,035,257	10,163,871
Foreign currency translation adjustments	5,214	970	(1,473)	44,564
Net balance at end of year	1,090,537	993,259	878,929	9,320,829
Plus reinsurance recoverables	329,118	351,937	342,217	2,812,974
Balance at end of year	¥1,419,655	¥1,345,196	¥1,221,146	$12,133,803

Prior year claims and expenses incurred in the preceding table resulted principally from changes in currency rates affecting the claim reserves for foreign policies and changes in assumptions for reserves established in earlier accident years based on the latest experience in claim settlements.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Property and casualty:			
Unpaid losses	¥329,118	¥351,937	$2,812,974
Paid losses	93,638	168,144	800,325
Life	357	652	3,051
Total reinsurance recoverable on losses	¥423,113	¥520,733	$3,616,350

In prior years, the Company issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The Company has received and continues to receive notices of potential claims asserting environmental pollution and asbestos losses under those insurance policies. Significant factors which affect the trends that influence the Company's ability to estimate future losses for these types of claims are the inconsistent court resolutions and the judicial interpretations which broaden the intent of the policies and scope of coverage. Due to this uncertainty, it is not possible to determine the future development of environmental pollution and asbestos claims with the same degree of reliability as with other types of claims. The Company believes insurance claim reserves under insurance and reinsurance contracts related to environmental pollution and asbestos claims to be adequate, and the amount is less than 5% of its total insurance claim reserves at March 31, 2006.

Notes to Consolidated Financial Statements—(Continued)

9. RESERVE FOR FUTURE POLICY BENEFITS AND LOSSES AND POLICYHOLDERS' CONTRACT DEPOSITS

The analysis of the future policy benefits and losses and policyholders' contract deposits at March 31, 2006 and 2005 were as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Future policy benefits and losses:			
Traditional long-duration contract	¥1,117,705	¥ 971,759	$ 9,553,034
Non traditional long-duration contract	7,374	5,025	63,026
Short-duration contract	7,074	5,552	60,461
Total future policy benefits and losses	¥1,132,153	¥ 982,336	$ 9,676,521
Policyholders' contract deposits:			
Deposit-type insurance	¥2,191,366	¥2,247,517	$18,729,624
Endowment	97,262	92,326	831,299
Individual annuity	285,977	262,177	2,444,248
Group Annuity	10,848	11,236	92,718
Others	19,086	12,416	163,128
Total investment contracts	2,604,539	2,625,672	22,261,017
Variable contract	728,023	200,986	6,222,419
US Dollar denominated annuity	248,389	179,341	2,122,983
Total universal-life type contracts	976,412	380,327	8,345,402
Total policyholders' contract deposits	¥3,580,951	¥3,005,999	$30,606,419

Traditional long-duration contract liabilities included in future policy benefits and losses, as presented in the table above, result from traditional life products. Nontraditional long-duration contract liabilities represent liabilities for GMDB. See note 10 for further information of nontraditional long-duration contract. Short-duration contract liabilities primarily consist of unearned premium and benefit reserves for group life products.

The liability for future policy benefits and losses as of March 31, 2006 has been established based on the following assumptions:

- Future investment yields, which vary by year of issuance and products, range from 0.50% to 3.10%.
- Mortality, morbidity and surrender rates are based upon actual experience.

Participating life business represented approximately 50% and 53% of the gross insurance in-force at March 31, 2006 and 2005, respectively, and 43% and 45% of the gross premiums for the year ended March 31, 2006 and 2005, respectively. The amount of annual dividends to be paid is determined by the Boards of Directors of life insurance subsidiaries. Policyholder dividends on participating insurance amounted to ¥3,243 million ($27,718 thousand) and ¥3,913 million for the year ended March 31, 2006 and 2005, respectively.

The liability for investment contract as of March 31, 2006 has been established based on the following assumptions:

- Interest rates credited on deposit-type insurance, which vary by month of issuance and policy period, range from 0.06% to 5.50%. Interest rates credited on endowments and deferred annuities, which vary by year of issuance, range from 0.61% to 3.10%. Interest rates on group annuity are guaranteed at 0.75%.

The liability for universal-life type contract as of March 31, 2006 has been established based on the following assumptions:

- Interest rates credited on US dollar denominated annuity, which vary by month of issuance and policy period, range from 2.63% to 4.25%.
- For variable contracts, policy values are expressed in term of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The current liability at any time is the sum of the current unit value of all investment units.

10. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable annuity, variable life and US Dollar denominated annuity where the Company contractually guarantees to policyholders a death benefit even when there is insufficient value to cover policy charges.

Liabilities for guaranteed minimum death benefit ("GMDB") are included in "Future policy benefits and losses" and changes in liabilities for GMDB are included in "Policy benefits and losses for life".

For those guarantees of benefits that are payable in the event of death, the net amount at risk is defined as the current GMDB in excess of the current account balance at the balance sheet date.

Details concerning the Company's GMDB exposures of March 31, 2006 and 2005 are as follows:

	(Yen in millions, except age)			
	Variable life	Variable annuity	US Dollar denominated annuity	Total
2006:				
Account value	¥ 36,989	¥681,903	¥237,024	¥955,916
Net amount at risk	¥319,514	¥ 4,610	¥ 472	¥324,596
Average attained age	42	61	60	42-61

	(Yen in millions, except age)			
	Variable life	Variable annuity	US Dollar denominated annuity	Total
2005:				
Account value	¥ 25,909	¥172,204	¥172,473	¥370,586
Net amount at risk	¥334,845	¥ 5,140	¥ 7,056	¥347,041
Average attained age	41	64	59	41-64

Notes to Consolidated Financial Statements—(Continued)

	(Dollars in thousands, except age)			
	Variable life	Variable annuity	US Dollar denominated annuity	Total
2006:				
Account value	$ 316,145	$5,828,231	$2,025,846	$8,170,222
Net amount at risk	$2,730,889	$ 39,402	$ 4,034	$2,774,325
Average attained age	42	61	60	42-61

The following summarizes GMDB liabilities:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Balance at beginning of year	¥5,025	¥3,375	$42,949
Reserve increase	2,728	2,057	23,316
Benefits paid	(379)	(407)	(3,239)
Balance at end of year	¥7,374	¥5,025	$63,026

The GMDB liability is mostly incurred from variable annuity contracts. The GMDB liability is determined each period end by estimating the accumulated value of a percentage of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The percentage of assessments used is chosen such that, at issue, the present value of expected death benefits in excess of the projected account balance and the percentage of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB liability balance, with a related charge or credit to earnings, if actual experience or other evidence suggests that assumptions should be revised.

In accordance with SOP 03-1, the present value of death benefits in excess of the projected account balance and the present value of total expected assessments for GMDB's were determined over a reasonable range of stochastically generated scenarios.

The Company issued variable annuity with death benefit guarantee which also guarantee to policyholders a return of a certain amount of premium in maturity of contracts, regardless of actual performance of the premiums received. Some contracts have a guaranteed minimum accumulation benefit ("GMAB") feature, where the Company guarantees a return of at least 100% of the single premium paid. GMAB options are accounted for under SFAS No. 133. Other contracts have a guaranteed minimum income benefit ("GMIB") feature, where the Company guarantee annuity payouts at least 100% of the single premium paid. If policyholders take the lump-sum options instead of annuities at maturity, the level of guarantee is reduced to 90%. Because of the cash settlement option, GMIB options are also accounted for under SFAS No. 133. Changes in the fair value of the derivatives are recognized through "Losses (gains) on derivatives".

The following summarizes GMAB and GMIB liabilities (assets) for the year ended March 31, 2006.

	(Yen in millions)			(Dollars in thousands)
	GMAB	GMIB	Total	Total
Balance at beginning of year	¥ —	¥ —	¥ —	$ —
Reserve increase	(7,208)	(3,595)	(10,803)	(92,333)
Benefits paid	—	—	—	—
Balance at end of year	¥(7,208)	¥(3,595)	¥(10,803)	$(92,333)

11. INCOME TAXES

Total income taxes for the years ended March 31, 2006, 2005 and 2004 were allocated as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Income before extraordinary items and cumulative effect of accounting changes	¥ 76,178	¥ 28,431	¥ 49,385	$ 651,094
Cumulative effect of accounting changes	—	(15)	—	—
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	500,589	31,773	320,315	4,278,538
Minimum pension liability adjustments	12,562	638	11,779	107,368
	¥589,329	¥60,827	¥381,479	$5,037,000

Total income tax expensed (benefit) for the years ended March 31, 2006, 2005 and 2004 is made up of the following components:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Current income tax expense:				
Parent company and domestic subsidiaries	¥68,602	¥ 46,810	¥48,373	$586,342
Foreign subsidiaries	3,805	1,844	1,642	32,521
Total current income tax expense	72,407	48,654	50,015	618,863
Deferred income tax (benefit) expense:				
Parent company and domestic subsidiaries	4,599	(20,254)	(466)	39,308
Foreign subsidiaries	(828)	31	(164)	(7,077)
Total deferred income benefit	3,771	(20,223)	(630)	32,231
Total income tax expense	¥76,178	¥ 28,431	¥49,385	$651,094

Notes to Consolidated Financial Statements—(Continued)

Total income tax expense shown above have been based on the following components of income before income tax expense for the years ended March 31, 2006, 2005 and 2004.

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Parent company and domestic subsidiaries	**¥224,846**	¥ 99,389	¥139,501	**$1,921,761**
Foreign subsidiaries	**5,585**	7,217	12,766	**47,735**
Total	**¥230,431**	¥106,606	¥152,267	**$1,969,496**

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2006, 2005 and 2004.

The effective tax rates of the Company for the years ended March 31, 2006, 2005 and 2004 differ from the Japanese normal income tax rates for the following reasons:

	2006	2005	2004
Japanese normal income tax rate	**36.0%**	36.0%	36.0%
Tax credit for dividends received	**(5.4)**	(9.5)	(3.8)
Expenses not deductible for tax purposes	**0.8**	1.9	1.5
Other	**1.7**	(1.7)	(1.3)
Effective tax rate	**33.1%**	26.7%	32.4%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 are presented below:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	**2006**
Deferred tax assets:			
Net unpaid and unreported losses	**¥ 143,488**	¥ 126,065	**$ 1,226,393**
Future policy benefits and losses	**4,141**	9,387	**35,393**
Retirement and severance benefits	**49,714**	53,437	**424,906**
Minimum pension liability adjustments	**25,729**	38,291	**219,906**
Valuation allowance for credit losses	**5,020**	4,943	**42,906**
Property, equipment and other assets	**40,058**	40,018	**342,376**
Derivatives	**34,590**	31,087	**295,641**
Operating loss carryforwards for tax purposes	**9,603**	4,636	**82,077**
Policyholders' contract deposits	**12,216**	13,366	**104,410**
Other	**25,735**	16,639	**219,958**
Valuation allowance	**—**	(527)	**—**
Total deferred tax assets	**350,294**	337,342	**2,993,966**
Deferred tax liabilities:			
Net unearned premiums	**(116,946)**	(82,114)	**(999,538)**
Deferred policy acquisition costs	**(180,655)**	(168,056)	**(1,544,060)**
Fair value adjustments to securities recognized in income	**(50,924)**	(58,503)	**(435,248)**
Derivatives	**(47,169)**	(58,166)	**(403,154)**
Other	**(19,282)**	(14,631)	**(164,803)**
Total deferred tax liabilities	**(414,976)**	(381,470)	**(3,546,803)**
Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	**(64,682)**	(44,128)	**(552,837)**
Deferred taxes on unrealized appreciation of securities	**(1,173,714)**	(673,125)	**(10,031,744)**
Net deferred tax liabilities	**(1,238,396)**	(717,253)	**(10,584,581)**
Deferred tax assets not to be offset, included in other assets	**1,801**	1,688	**15,393**
Gross deferred tax liabilities	**(1,240,197)**	(718,941)	**(10,599,974)**
Income taxes currently payable	**(34,825)**	(14,388)	**(297,650)**
Income tax liability	**¥(1,275,022)**	¥(733,329)	**$(10,897,624)**

The valuation allowance at March 31, 2005 was recorded related to tax benefits associated with operating loss carryforwards for tax purposes of Financial Life. The amount decreased to zero at March 31, 2006 reflecting the expiration of operating loss carryforwards for tax purposes of previous fiscal years.

Management believes that it is more likely than not that the Company will realize the benefit of deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

Operating loss carryforwards for tax purposes at March 31, 2006 are scheduled to expire under tax laws as follows. The Company expects to use all the amounts before they expire.

	(Yen in millions)	(Dollars in thousands)
2007	**¥ —**	**$ —**
2008	**—**	**—**
2009	**3,320**	**28,376**
2010	**3,281**	**28,043**
2011	**2,139**	**18,282**
2012	**3,017**	**25,786**
2013	**12,499**	**106,829**
Eternal	**2,839**	**24,265**
Total	**¥27,095**	**$231,581**

Notes to Consolidated Financial Statements—(Continued)

The Company has undistributed retained earnings of foreign subsidiaries amounting to ¥26,926 million ($230,137 thousand) and ¥16,907 million at March 31, 2006 and 2005, respectively. The company does not provide tax liabilities for these earnings because it is not apparent that these earnings will be repatriated in the foreseeable future. Determining the tax liability that would arise if these earnings were remitted is not practicable.

12. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans. Primary plans are described below.

The Company has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government. Effective October 1, 2004, the Company amended the plan to introduce a "point" based funded pension plan. Under the new plan, the pension payments are based on accumulated "points" vested each year by the employees' rank and certain other factors. As a result of the plan amendment, the projected benefit obligation decreased by ¥22,547 million at October 1, 2004 and resulted in an unrecognized prior service cost, which is recognized in future service periods.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit cost of the funded pension plan is calculated using the projected unit credit actuarial cost method.

The Company also has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees' rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and corporate auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

In accordance with EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan", for its unfunded plans, the Company records the actuarial present value of the vested benefits to which the employee is entitled if the employee separates immediately as projected benefit obligation.

Transfer to the government of the substitutional portion of the pension plan

The Japanese government issued a new law concerning defined benefit plans in June 2001. This law allows a company, at its own discretion, to transfer to the government a portion of its pension plan which substitutes for the welfare pension plan administered by the government. In order to transfer the substitutional portion, a company must first make an application to the government for an exemption from the obligation to pay benefits for future employee service. After obtaining the first approval, a company must make a final application for separation of the benefit obligation related to past employee services. After obtaining the final approval, a company will transfer the benefit obligation related to past employee services as well as the related government-specified portion of its plan assets. A company accounts for the entire separation process upon completion of the transfer of the benefit obligation and related plan assets in a single settlement transaction, in accordance with the provisions of EITF 03-02, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". Under this approach, the difference between the benefit obligation settled and the related plan assets transferred to the government, determined pursuant to the government formula, is accounted for separately as a government subsidy. Derecognition of previously accrued salary progression and settlement losses for the proportionate amount of the net unrecognized losses attributable to the substitutional portion at the time of separation is accounted for separately from the government subsidy.

Tokio Marine, a wholly owned subsidiary of the Company, obtained the first approval from the government in June 2004, and obtained the final approval in October 2005. Based on the final approval, the Company transferred the benefit obligation and the related plan assets to the government in March 2006, and accounted for it as a single settlement transaction. As a result, the Company recognized gains on the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government, which is a government subsidy. The Company also recognized gains on derecognition of previously accrued salary progression and settlement losses for the proportionate amount of the net unrecognized attributable to the substitutional portion at the time of separation.

	(Yen in millions) 2006	(Dollars in thousands) 2006
Gains on the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government	¥ 42,650	$ 364,530
Gains on derecognition of previously accrued salary progression	8,815	75,342
Settlement losses	(28,846)	(246,547)
Total	¥ 22,619	$ 193,325

In the consolidated income statement, the difference between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the government is included in other income. The settlement losses and the gains on derecognition of previously accrued salary progression amounting to net losses of ¥20,031 million ($171,205 thousand) are regarded as net periodic benefit cost and allocated to policy acquisition costs, loss adjustment expenses, other operating expenses and net investment income amounting to ¥12,916 million ($110,393 thousand), ¥4,836 million

Notes to Consolidated Financial Statements—(Continued)

($41,333 thousand), ¥1,965 million ($16,795 thousand) and ¥314 million ($2,684 thousand), respectively.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets for all defined retirement and severance benefit plans are shown in the following table. The Company uses a March 31 measurement date of its plans.

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 503,549	¥ 518,258	$ 4,303,838
Adjustment in connection with acquisitions	1,210	—	10,342
Service cost	16,962	15,349	144,974
Interest cost	9,904	9,918	84,650
Plan participants' contributions	1,562	1,723	13,350
Amendments	—	(22,820)	—
Projected benefit obligation settled due to the separation of substitutional portion	(91,090)	—	(778,547)
Actuarial gain	11,487	3,957	98,179
Benefits paid	(23,404)	(22,836)	(200,034)
Benefit obligation at end of year	¥ 430,180	¥ 503,549	$ 3,676,752
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 217,719	¥ 199,333	$ 1,860,846
Adjustment in connection with acquisitions	581	—	4,966
Actual return on plan assets	21,164	6,761	180,889
Employer contributions	7,628	15,911	65,196
Plan participants' contributions	1,562	1,723	13,350
Plan assets transferred to the government due to the separation of substitutional portion	(39,625)	—	(338,675)
Benefits paid	(6,472)	(6,009)	(55,316)
Fair value of plan assets at end of year	¥ 202,557	¥ 217,719	$ 1,731,256
Funded status	¥(227,623)	¥(285,830)	$(1,945,496)
Unrecognized net actuarial loss	103,033	145,018	880,624
Unrecognized prior service cost	(13,473)	(14,678)	(115,154)
Net amount recognized	¥(138,063)	¥(155,490)	$(1,180,026)
Amounts recognized in the balance sheets consist of:			
Accrued benefit liability	¥(230,484)	¥(285,011)	$(1,969,949)
Intangible asset	20,951	23,156	179,068
Accumulated other comprehensive income	71,470	106,365	610,855
Net amount recognized	¥(138,063)	¥(155,490)	$(1,180,026)

The accumulated benefit obligation for all the defined retirement and severance benefit plans was ¥428,838 million ($3,665,282 thousand) at March 31, 2006, and ¥500,328 million at March 31, 2005. In all the plans, projected benefit obligation and accumulated benefit obligation exceeded its plan assets.

Weighted-average actuarial assumptions used to determine benefit obligation at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	2.0%	2.0%
Rate of salary increase	0.0%	0.4%

In respect of the discount rate, the Company discounts the projected benefit cash flows under the defined retirement and severance benefit plans based on the yield curve of the Japanese government bonds, and an equivalent single discount rate is derived resulting in the same liability. This single discount rate is rounded to the nearest 25 basis points, namely 2.0 percent, and applied to all the plans.

The components of net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Components of net periodic benefit cost:				
Service cost	¥16,962	¥15,349	¥23,964	$144,974
Interest cost	9,904	9,918	7,829	84,650
Expected return on plan assets	(5,006)	(3,956)	(3,250)	(42,786)
Amortization of prior service cost	(1,205)	(522)	1,031	(10,299)
Recognized actuarial loss	8,482	8,878	11,663	72,495
Gains on derecognition of previously accrued salary progression	(8,815)	—	—	(75,342)
Settlement losses	28,846	—	—	246,547
Net periodic benefit cost	¥49,168	¥29,667	¥41,237	$420,239

Unrecognized net actuarial loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants expected to receive benefits under the plan. The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants at the date of the amendment.

Notes to Consolidated Financial Statements—(Continued)

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Discount rate	2.0%	2.0%	1.5%
Rate of salary increase	0.4%	0.7-1.7%	0.6-1.7%
Expected long-term return on plan assets	2.4%	1.9%	1.8-2.0%

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on plan assets. This assumption is reviewed annually giving consideration to plan asset allocation, historical returns on plan assets and other relevant market data.

The Company's pension plan assets are mainly invested with the long-term objective of earning sufficient amounts to cover expected benefit obligation, within the risk it can take. The asset allocation by major asset class of the Company's pension plan at March 31, 2006 and 2005, and the target allocation percentage for 2007 are as follows:

	(% of Total plan assets)	(Yen in millions)		(Dollars in thousands)
	2007 (target)	2006	2005	2006
Fixed maturities	60%	¥121,379	¥ 89,014	$1,037,427
Equity securities	35	59,455	41,765	508,162
Other	5	21,143	86,940	180,710
Total plan assets	100%	¥201,977	¥217,719	$1,726,299

Investment in other for the year ended March 31, 2005, shown in the above table mainly consists of investment trusts with minimum interest rate guarantee.

The Company expects to contribute ¥5,424 million ($46,359 thousand) to its pension plan in 2007. Estimated future benefit payments are as follows:

	(Yen in millions)		
	Funded plans	Unfunded plans	Total
2007	¥ 7,048	¥19,513	¥ 26,561
2008	6,845	12,418	19,263
2009	7,204	12,521	19,725
2010	7,582	12,353	19,935
2011	8,094	11,893	19,987
2012 to 2015	45,472	56,377	101,849

	(Dollars in thousands)		
	Funded plans	Unfunded plans	Total
2007	$ 60,239	$166,778	$227,017
2008	58,504	106,137	164,641
2009	61,573	107,017	168,590
2010	64,803	105,581	170,384
2011	69,179	101,650	170,829
2012 to 2015	388,650	481,855	870,505

13. STOCK OPTIONS

During the year ended March 31, 2006, the Company introduced a stock option plan as a part of compensation for directors and corporate auditors of the Company to strengthen the link between their compensation and the Company's share price and business results by aligning their exposure to the share price with those of its shareholders. The Company terminated the existing retirement allowance plans covering the directors and corporate auditors. The Company plans to issue similar stock options each year to its directors and corporate auditors. Treasury stocks purchased from the market would be used for the stock options.

The limit of stock options up to 320 shares for the compensation of one year from July was approved at the ordinary general meeting of stockholders on June 28, 2005. On July 14, 2005, 310 stock options were granted to the Company's directors and corporate auditors. The exercise price of the stock options is ¥1 per share. Since the stock options granted are regarded as compensation of one year of service, they will be vested on a monthly basis from the grant date toward the maturity of the requisite service period of stock options (one year) and become exercisable only within ten days after their retirement. Accordingly, the Company amortizes the compensation expense of stock options over the vesting period.

The activity related to stock options is as follows:

	Stock options outstanding (number of shares)	Weighted-average exercise price (yen)	Weighted-average remaining life (year)
2006:			
Outstanding at beginning of year	—	—	
Granted	310	¥1	
Exercised	2	1	
Forfeited	—	—	
Expired	—	—	
Outstanding at end of year	308	¥1	3

Stock options become exercisable only when directors and corporate auditors retire from the Company and have to be exercised within ten days after retirement, otherwise they will expire. Basically, no stock options are expected to expire since the exercise price of stock options is ¥1.

Notes to Consolidated Financial Statements—(Continued)

The fair value of stock options granted for the year ended March 31, 2006 was 1,447,255 yen ($12,370) per share and ¥449 million ($3,838 thousand) in aggregate at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	2006
Expected volatility	**35.93%**
Expected lives	**4 years**
Expected dividend per year	**¥10,667**
Risk-free interest rate	**0.32%**

Due to the fair value assumption and ¥1 of the exercise price, the intrinsic value of stock options approximates the fair value.

Total stock-based compensation expense included in other income of the consolidated income statement for the year ended March 31, 2006 was ¥370 million ($3,162 thousand). Total stock-based compensation expense yet to be recognized in the consolidated income statement for the year ended March 31, 2006 was ¥79 million ($676 thousand) and expected to be recognized over the remaining term of the vesting period.

14. DEBT OUTSTANDING

Short-term debt outstanding at March 31, 2005 and 2004 comprised the following:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Loans, 0.05% to 0.92%	**¥ 8,751**	¥ 7,031	**$ 74,795**
Equity linked notes, 2.00% to 19.30%	**2,870**	1,283	**24,530**
Fixed rate notes, 0.01% to 1.43%	**—**	7,094	**—**
Other notes	**2,020**	—	**17,265**
Total short-term debt	**¥13,641**	¥15,408	**$116,590**

Long-term debt outstanding at March 31, 2006 and 2005 comprised the following:

		(Yen in millions)		(Dollars in thousands)
	Due	2006	2005	2006
Loans, 0.50% to 4.58%	2006-2025	**¥ 65,279**	¥ 36,512	**$ 557,940**
Equity linked notes, 0.00% to 2.50%	2006-2025	**13,120**	17,994	**112,137**
Fixed rate notes, 0.30% to 2.17%	2006-2021	**36,737**	27,030	**313,991**
Credit linked notes, 4.82% to 14.01%	2006	**24,828**	21,954	**212,205**
Unsecured bonds, 1.63% to 2.78%	2007-2020	**105,562**	135,703	**902,239**
Other notes	2011-2035	**62,840**	16,286	**537,095**
Total long-term debt		**¥308,366**	¥255,479	**$2,635,607**

Non-recourse loans of ¥32,996 million ($282,017 thousand) and ¥32,996 million borrowed by VIEs required to be consolidated under the FIN 46R are included in loans at March 31, 2006 and 2005, respectively. See note 3 for further information.

Maturities of long-term debt at March 31, 2006 are as follows:

	(Yen in millions)	(Dollars in thousands)
2007	**¥ 83,052**	**$ 709,846**
2008	**2,000**	**17,094**
2008	**4,051**	**34,624**
2009	**65,472**	**559,590**
2010	**31,685**	**270,812**
Thereafter	**122,106**	**1,043,641**
Total long-term debt	**¥308,366**	**$2,635,607**

The proceeds of these debts were used primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

The Company leases certain property and equipment under noncancelable lease agreements. At March 31, 2006 and 2005, obligations under capital leases which were included in other liabilities amounted to ¥6,891 million ($58,897 thousand) and ¥7,850 million, respectively. Of this amount, the obligations due within one year amounted to ¥3,134 million ($26,786 thousand) at March 31, 2006.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value for all financial instruments. See note 17 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company's nonderivative financial instruments at March 31, 2006 and 2005 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Carrying amount	Fair value	Carrying amount	Fair value
2006:				
Policy loans	**¥ 43,369**	**¥ 43,369**	**$ 370,675**	**$ 370,675**
Mortgage loans on real estate	**70,743**	**70,870**	**604,641**	**605,726**
Mortgage loans on vessels and facilities	**9,778**	**9,966**	**83,573**	**85,179**
Collateral and bank-guaranteed loans	**13,598**	**15,209**	**116,222**	**129,991**
Unsecured loans	**366,202**	**371,209**	**3,129,932**	**3,172,725**
Money trust	**40,259**	**40,259**	**344,094**	**344,094**
Short-term investments	**930,776**	**930,776**	**7,955,350**	**7,955,350**
Investment contracts	**(2,604,539)**	**(2,752,716)**	**(22,261,017)**	**(23,527,487)**
Debt outstanding	**(322,007)**	**(324,127)**	**(2,752,197)**	**(2,770,316)**

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)	
	Carrying amount	Fair value
2005:		
Policy loans	¥ 38,567	¥ 38,567
Mortgage loans on real estate	71,033	70,935
Mortgage loans on vessels and facilities	10,979	11,378
Collateral and bank-guaranteed loans	11,250	12,465
Unsecured loans	359,696	367,430
Money trust	27,262	27,262
Short-term investments	691,769	691,769
Investment contracts	(2,625,672)	(2,831,690)
Debt outstanding	(270,887)	(278,198)

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 3.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Investment contracts
The fair values of investment contracts were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

Debt outstanding
The fair values for debt outstanding are estimated using their market prices. For debt outstanding on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings' non-consolidated statutory books of account in accordance with Japanese GAAP and the Commercial Code of Japan. Millea Holdings had retained earnings in the amount of ¥465,408 million ($3,977,846 thousand), capital surplus in the amount of ¥250,048 million ($2,137,162 thousand) and treasury stock in the amount of ¥11,540 million ($98,632 thousand) as of March 31, 2006. All of the retained earnings as of March 31, 2006 are available for dividends. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2006 for dividends subsequently proposed to and approved by Millea Holdings' stockholders in the aggregate amount of ¥25,207 million ($215,444 thousand) at the ordinary general meeting of stockholders held on June 28, 2006.

On June 27, 2003, Millea Holdings' stockholders approved the repurchase of its own shares pursuant to Article 210 of the Commercial Code of Japan, as follows: (a) aggregate number of shares authorized for repurchase is up to 120,000 shares, (b) total value of shares authorized for repurchase is up to ¥100,000 million, (c) Millea Holdings is authorized to repurchase its stock until the closing of the ordinary general meeting of stockholders for the fiscal year ended March 31, 2004. Under this repurchase program, Millea Holdings repurchased a total of 75,646 shares at a cost of ¥100,000 million by June 29, 2004.

Notes to Consolidated Financial Statements—(Continued)

The stockholders approved to insert a new Article in the Articles of Incorporation of Millea Holdings stating that Millea Holdings may, by resolution of the Board of Directors, repurchase its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, at the ordinary general meeting of stockholders held on June 29, 2004.

In fiscal 2005, pursuant to the new Article, the Board of Directors approved repurchase of up to 67,200 shares with an aggregate value of no more than ¥85,000 million, pursuant to which Millea Holdings repurchased 54,842 shares at a cost of ¥83,392 million by March 31, 2005.

On July 9, 2004 and March 14, 2005, Millea Holdings cancelled in aggregate 130,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this cancellation of treasury stock was ¥179,843 million.

In fiscal 2006, pursuant to the new Article, the Board of Directors approved repurchase of up to 57,500 shares with an aggregate value of no more than ¥79,100 million ($676,068 thousand), pursuant to which Millea Holdings repurchased 38,644 shares at a cost of ¥69,439 million ($593,496 thousand) by March 31, 2006.

On March 28, 2006, Millea Holdings cancelled in aggregate 40,000 shares held as treasury stock, by the approval of the Board of Directors, pursuant to Article 212 of the Commercial Code of Japan. The amount of this retirement of treasury stock was ¥70,118 million ($599,299 thousand).

From April 1, 2006 to May 18, 2006, pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, Millea Holdings repurchased 4,184 shares at a cost of ¥9,655 million. At June 28, 2006, the Board of Directors approved repurchase of its own shares pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as follows: (a) aggregate number of shares authorized for repurchase is up to 47,000 shares, (b) aggregate value of shares authorized for repurchase is up to ¥90,000 million, (c) repurchase would be made from June 29, 2006 through September 8, 2006.

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins by the Japanese regulatory authorities. On March 31, 2006, these subsidiaries had sufficient capital surplus in their respective statutory stockholders' equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥138,458 million ($1,183,402 thousand) in 2006, ¥110,585 million in 2005 and ¥230,871 million in 2004, and stockholders' equity of ¥2,365,402 million ($20,217,111 thousand) at March 31, 2006 and ¥2,316,761 million at March 31, 2005.

The amounts of statutory net income (loss) for the years ended March 31, 2006, 2005 and 2004, and stockholders' equity at March 31, 2006 and 2005 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
Statutory net income (loss):				
Property and casualty	¥ **123,373**	¥ 103,413	¥ 123,969	**$ 1,054,470**
Life	**(21,792)**	(5,225)	0	**(186,256)**
Statutory stockholders' equity:				
Property and casualty	**3,238,738**	2,334,819		**27,681,521**
Life	**48,666**	47,738		**415,949**

The amount of undistributed retained earnings of affiliates which were accounted for by the equity method were ¥41,519 million ($354,863 thousand) and ¥34,780 million at March 31, 2006 and 2005, respectively.

17. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2006 and 2005, commitments outstanding for the purchase of property and equipment approximated ¥1,884 million ($16,103 thousand) and ¥5,421 million, respectively. At March 31, 2006 and 2005, commitments outstanding for loan commitments were ¥76,992 million ($658,051 thousand) and ¥84,259 million, respectively.

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2006, 2005 and 2004 aggregated ¥5,826 million ($49,795 thousand), ¥15,219 million and ¥15,302 million, respectively.

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The Company's maximum potential amount of future payments under the credit default swaps was approximately ¥1,034,201 million ($8,839,325 thousand) and ¥1,902,280 million at March 31, 2006, and 2005 respectively. The carrying amount of derivative assets and liabilities related to these credit default swaps was net assets of ¥1,130 million ($9,658 thousand) and ¥2,862 million at March 31, 2006, and 2005 respectively. Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral. However, the value of such property or collateral has not been determined. See also note 18 for discussion on credit default swaps.

Notes to Consolidated Financial Statements—(Continued)

The Company also enters into certain derivative contracts that could meet the definition of a guarantee. These derivative contracts include certain written options. The Company's maximum potential amount of future payments under the options was ¥137,967 million ($1,179,205 thousand) and ¥51,609 million at March 31, 2006, and 2005, respectively. At March 31, 2006 and 2005, the carrying amount of derivative assets and liabilities related to these options was net assets of ¥1,052 million ($8,991 thousand) and ¥222 million, respectively. The notional amount of these derivative contracts were disclosed as information of the maximum potential amount because they could not be estimated due to factors such as interest rates theoretically unlimited.

Guarantees are used in various transactions to enhance the credit standing of the Company's customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds and other financial instruments to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees was approximately ¥73,775 million ($630,556 thousand) and ¥839 million at March 31, 2006, and 2005 respectively. At March 31, 2006, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties' operating assets. Once the Company assumes the guaranteed parties' obligation, the Company acquires the right to the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2006, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

See note 8 for the information of contingent liabilities associated with environmental pollution and asbestos exposure.

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company's risk exposure, they do not qualify for hedge accounting under SFAS No. 133, as amended. All derivatives are recognized on the consolidated balance sheets at fair value as "derivative assets" or "derivative liabilities," with the changes in fair value recognized currently in earnings as "(losses) gains on derivatives."

(a) Derivatives used for interest rate risk management

The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company's insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company's strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

In certain cases, the Company uses hedge accounting under SFAS No. 133 as amended, by designating interest rate swaps that are utilized to hedge the interest risks of bonds and borrowings as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in net investment income. Ineffective portion of derivatives accounted for hedge accounting was not material to the operation of the Company for the years ended March 31, 2006, 2005 and 2004, respectively.

(b) Derivatives used for foreign exchange risk management

The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

In certain cases, the Company uses hedge accounting under SFAS No. 133, as amended, by designating foreign exchange forwards or currency swaps that are utilized to hedge the foreign exchange risks arising from asset-backed securities (ABS) as fair value hedges. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in (losses) gains on derivatives.

The discount or premium on these hedging instruments was excluded from the assessment of hedge effectiveness and the changes in fair value of the excluded components were recorded in (losses) gains on derivatives.

Notes to Consolidated Financial Statements—(Continued)

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. See note 17 for further information.

The Company issued variable annuity with GMAB or GMIB, which are bifurcated as embedded derivatives under SFAS No. 133, as amended. See note 10 for further information.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

In certain cases, the Company uses hedge accounting under SFAS No. 133, as amended, by designating other derivative instrument that are utilized to hedge fair value of securities available for sale. For derivative instruments that are designated and qualified as fair value hedges, any changes in fair value of the derivative instruments as well as the offsetting changes in fair value of the hedged items are recorded in realized gains (losses) on investments.

The Company also uses foreign exchange forwards, bond futures, equity index options, equity index futures, commodity swaps and other instruments to earn investment returns.

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2006 and 2005 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Assets	Liabilities	Assets	Liabilities
2006:				
Interest rate swaps	**¥149,211**	**¥(136,462)**	**$1,275,308**	**$(1,166,342)**
Foreign exchange forwards	**1,166**	**(4,144)**	**9,966**	**(35,419)**
Currency swaps	**13,526**	**(26,746)**	**115,607**	**(228,598)**
Credit default swaps	**1,543**	**(2,173)**	**13,188**	**(18,573)**
Bond futures	**490**	**(500)**	**4,188**	**(4,274)**
Equity index options	**7,898**	**(1,814)**	**67,504**	**(15,504)**
Equity index futures	**22**	**(1,663)**	**188**	**(14,214)**
Commodity swaps	**30,587**	**(29,575)**	**261,427**	**(252,778)**
GMAB and GMIB	**10,803**	**—**	**92,333**	**—**
Other	**2,979**	**(6,278)**	**25,462**	**(53,657)**
Total derivatives	**¥218,225**	**¥(209,355)**	**$1,865,171**	**$(1,789,359)**
2005:				
Interest rate swaps	¥183,902	¥(118,606)		
Foreign exchange forwards	227	(3,509)		
Currency swaps	13,017	(17,269)		
Credit default swaps	3,055	(5,446)		
Bond futures	400	(1,017)		
Equity index options	1,589	(1,225)		
Equity index futures	141	(178)		
Commodity swaps	10,461	(10,010)		
Other	4,399	(2,718)		
Total derivatives	¥217,191	¥(159,978)		

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps

The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps

The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps

The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pools of multiple reference assets, then the fair value is based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures

The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Commodity swaps

The fair values of commodity swaps are based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

GMAB and GMIB

The fair values of GMAB and GMIB benefit options are based on projections over risk-neutral stochastic scenarios.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Notes to Consolidated Financial Statements—(Continued)

19. BUSINESS SEGMENTS

The Company's business segment information is derived from the Company's internal management reporting system used by management to measure the performance of its business segments. The business segment information is based on financial information prepared on a Japanese GAAP basis with certain limited presentation differences from that utilized in the Company's external Japanese GAAP financial reporting. Additionally, the format and information presented in the internal management reporting are not consistent with the consolidated financial statements prepared on an U.S. GAAP basis.

During the year ended March 31, 2005, the Company completed an internal reorganization which included an integration of the Company's two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure presented below for the year ended March 31, 2004 has also been reclassified to conform to the presentation for the years ended March 31, 2005 and 2006.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1. *Property and casualty.* The Company writes insurance policies, through its subsidiary Tokio Marine & Nichido, for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance ("CALI"); and Other, principally covering risks located in Japan. The Company's management evaluates the results of the segment based upon Japanese GAAP income before income tax expense, premiums written and loss ratio.

2. *Life.* The life insurance segment primarily assumes whole-life insurance, annuity, and medical insurance. The Company's management evaluates the results of this segment based upon Japanese GAAP income before income tax expense.

3. *Other.* The Company engages in certain other businesses, including the investment management business and foreign operations such as property and casualty and life businesses. Such other businesses are not significant on a segmental level.

There is no revenue derived from transactions with a single major external customer amounting to 10% or more of the Company's revenue for the years ended March 31, 2006, 2005 and 2004.

The business segment information derived from the Company's internal management reporting system is summarized in the two types of tables below. The internal reporting presentation differs from that utilized in the Company's external Japanese GAAP financial reporting. Principal presentational differences are:

- *Summarized income statement.* The Company's internal management reporting is more summarized than that presented in the Company's external Japanese GAAP financial statements.
- *Subtotals.* The external financial reporting does not include the subtotals presented in the internal management reports for P&C underwriting profits nor does it include the P&C loss ratio.

The first set of tables summarizes the information by the three operating segments while the second set of tables provides information on the property and casualty ("P&C") business by major internal reporting units, in each case for the years ended March 31, 2006, 2005 and 2004.

The Company's management does not evaluate the results of each segment based upon total assets in the table.

Information by operating segments is as follows:

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2006:						
P&C premiums written[1]	¥ 1,892,754	¥ —	¥ 85,942	¥ 1,978,696	¥ (32)	¥ 1,978,664
P&C losses paid[2]	(1,077,632)	—	(39,889)	(1,117,521)	84	(1,117,437)
P&C losses adjustment expenses paid[2]	(70,241)	—	(3,420)	(73,661)	1,777	(71,884)
Life premiums[3]	—	843,663	7,105	850,768	(83,955)	766,813
Policy benefits and losses paid for life[3]	—	(121,544)	(2,984)	(124,528)	84,409	(40,119)
Underwriting expenses[3]	(572,078)	(93,573)	(41,958)	(707,609)	(40,254)	(747,863)
P&C underwriting profit	172,803	—	675	—	—	—
P&C loss ratio[4]	60.6%	—	—	—	—	—
Investment income and realized gains on investment[3]	134,505	150,928	21,392	306,825	4,392	311,217
Other income (expenses)—net[3][5]	(131,914)	(801,430)	(16,601)	(949,945)	10,566	(939,379)
Japanese GAAP income before income tax expense	¥ 175,394	¥ (21,956)	¥ 9,587	¥ 163,025	¥ (23,013)	¥ 140,012
Total assets[3]	¥10,814,796	¥2,862,721	¥715,963	¥14,393,480	¥(133,460)	¥14,260,020

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.

(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.

(3) Calculated in accordance with Japanese GAAP.

Notes to Consolidated Financial Statements—(Continued)

(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported accruals;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2005:						
P&C premiums written[1]	¥ 1,883,332	¥ —	¥ 41,783	¥ 1,925,115	¥ (34)	¥ 1,925,081
P&C losses paid[2]	(1,122,847)	—	(21,263)	(1,144,110)	96	(1,144,014)
P&C losses adjustment expenses paid[2]	(71,290)	—	(2,547)	(73,837)	1,804	(72,033)
Life premiums[3]	—	491,442	415	491,857	(60,306)	431,551
Policy benefits and losses paid for life[3]	—	(94,681)	(258)	(94,939)	60,671	(34,268)
Underwriting expenses[3]	(592,222)	(70,378)	(24,728)	(687,328)	(29,307)	(716,635)
P&C underwriting profit	96,973	—	(6,755)	—	—	—
P&C loss ratio[4]	63.4%	—	—	—	—	—
Investment income and realized gains on investment[3]	168,409	40,792	8,980	218,181	(31,070)	187,111
Other income (expenses)—net[3][5]	(130,169)	(372,524)	6,652	(496,041)	11,427	(484,614)
Japanese GAAP income before income tax expense	¥ 135,213	¥ (5,349)	¥ 9,034	¥ 138,898	¥(46,719)	¥ 92,179
Total assets[3]	¥ 9,306,281	¥2,055,024	¥357,908	¥11,719,213	¥(94,717)	¥11,624,496

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported accruals;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

	(Yen in millions)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2004:						
P&C premiums written[1]	¥ 1,904,225	¥ —	¥ 39,405	¥ 1,943,630	¥ (21)	¥ 1,943,609
P&C losses paid[2]	(943,640)	—	(13,409)	(957,049)	97	(956,952)
P&C losses adjustment expenses paid[2]	(75,630)	—	(2,259)	(77,889)	1,629	(76,260)
Life premiums[3]	—	358,140	607	358,747	(47,855)	310,892
Policy benefits and losses paid for life[3]	—	(75,349)	(477)	(75,826)	47,731	(28,095)
Underwriting expenses[3]	(599,860)	(57,866)	(19,557)	(677,283)	(23,802)	(701,085)
P&C underwriting profit	285,095	—	4,180	—	—	—
P&C loss ratio[4]	53.5%	—	—	—	—	—
Investment income and realized gains on investment[3]	101,079	33,107	9,765	143,951	(22,834)	121,117
Other income (expenses)—net[3][5]	(210,213)	(257,829)	(3,016)	(471,058)	22,050	(449,008)
Japanese GAAP income before income tax expense	¥ 175,961	¥ 203	¥ 11,059	¥ 187,223	¥(23,005)	¥ 164,218
Total assets[3]	¥ 9,077,139	¥1,680,809	¥320,338	¥11,078,286	¥(72,030)	¥11,006,256

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other Income (expenses)—net includes the following:
(a) Change in liability for: unearned premiums reserves; future benefits; case reserves; and incurred but not reported accruals;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

Notes to Consolidated Financial Statements—(Continued)

	(Dollars in thousands)					
	Property and casualty	Life	Other	Total reportable segments	Elimination and adjustments	Consolidated
2006:						
P&C premiums written[1]	$ 16,177,385	$ —	$ 734,547	$ 16,911,932	$ (274)	$ 16,911,658
P&C losses paid[2]	(9,210,530)	—	(340,932)	(9,551,462)	718	(9,550,744)
P&C losses adjustment expenses paid[2]	(600,350)	—	(29,231)	(629,581)	15,188	(614,393)
Life premiums[3]	—	7,210,795	60,726	7,271,521	(717,564)	6,553,957
Policy benefits and losses paid for life[3]	—	(1,038,838)	(25,504)	(1,064,342)	721,445	(342,897)
Underwriting expenses[3]	(4,889,556)	(799,769)	(358,615)	(6,047,940)	(344,051)	(6,391,991)
P&C underwriting profit	1,476,949	—	5,769	—	—	—
P&C loss ratio[4]	60.6%	—	—	—	—	—
Investment income and realized gains on investment[3]	1,149,615	1,289,983	182,838	2,622,436	37,538	2,659,974
Other income (expenses)—net[3][5]	(1,127,470)	(6,849,829)	(141,889)	(8,119,188)	90,308	(8,028,880)
Japanese GAAP income before income tax expense	$ 1,499,094	$ (187,658)	$ 81,940	$ 1,393,376	$ (196,692)	$ 1,196,684
Total assets[3]	$ 92,434,154	$24,467,701	$6,119,342	$123,021,197	$(1,140,684)	$121,880,513

(1) P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) P&C losses paid and P&C loss adjustment expenses paid represent P&C losses paid and P&C loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserves and incurred but not reported accruals.
(3) Calculated in accordance with Japanese GAAP.
(4) Ratio of losses and loss adjustment expenses paid to premiums written.
(5) Other income (expenses)—net includes the following:
(a) Change in liability for: unearned premium reserves; future benefits; case reserves; and incurred but not reported accruals;
(b) Premiums received on investment deposit contracts; and
(c) Other income and expenses on a net basis.
After application of items in (a) and (b) above, the amounts presented under the caption "Japanese GAAP income before income tax expense" in this table generally reflect premiums recognized on an earned basis and losses recognized on an incurred basis during the periods presented.

Information on major P&C internal reporting units is as follows:

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Auto-mobile	Personal Accident	CALI	Other	Total
2006:							
Premiums written[1]	¥69,987	¥255,200	¥858,279	¥149,715	¥316,501	¥243,072	¥1,892,754
Losses paid[2]	37,368	110,889	515,893	63,805	222,602	127,075	1,077,632
Loss adjustment expenses paid[2]	1,722	4,232	36,832	4,750	16,584	6,121	70,241
Loss ratio[3]	55.9%	45.1%	64.4%	45.8%	75.6%	54.8%	60.6%

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Auto-mobile	Personal Accident	CALI	Other	Total
2005:							
Premiums written[1]	¥65,021	¥245,583	¥854,048	¥149,615	¥328,847	¥240,218	¥1,883,332
Losses paid[2]	34,069	181,422	521,525	60,287	192,041	133,503	1,122,847
Loss adjustment expenses paid[2]	1,790	3,822	37,342	5,103	17,252	5,981	71,290
Loss ratio[3]	55.2%	75.4%	65.4%	43.7%	63.6%	58.1%	63.4%

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Yen in millions)						
	Marine	Fire and Allied	Voluntary Auto-mobile	Personal Accident	CALI	Other	Total
2004:							
Premiums written[1]	¥60,780	¥252,825	¥871,761	¥151,062	¥333,642	¥234,155	¥1,904,225
Losses paid[2]	36,471	78,529	501,773	65,228	137,383	124,256	943,640
Loss adjustment expenses paid[2]	1,843	3,075	41,729	5,407	17,530	6,046	75,630
Loss ratio[3]	63.0%	32.3%	62.3%	46.8%	46.4%	55.6%	53.5%

Notes to Consolidated Financial Statements—(Continued)

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

	(Dollars in thousands)						
	Marine	Fire and Allied	Voluntary Automobile	Personal Accident	CALI	Other	Total
2006:							
Premiums written(1)	**$598,179**	**$2,181,197**	**$7,335,718**	**$1,279,615**	**$2,705,137**	**$2,077,539**	**$16,177,385**
Losses paid(2)	**319,385**	**947,769**	**4,409,342**	**545,342**	**1,902,581**	**1,086,111**	**9,210,530**
Loss adjustment expenses paid(2)	**14,718**	**36,171**	**314,803**	**40,598**	**141,744**	**52,316**	**600,350**
Loss ratio(3)	**55.9%**	**45.1%**	**64.4%**	**45.8%**	**75.6%**	**54.8%**	**60.6%**

(1) Premiums written represents premiums written in accordance with Japanese GAAP, except that it excludes premiums related to savings contracts.
(2) Losses paid and loss adjustment expenses paid represent losses paid and loss adjustment expenses paid during the period in accordance with Japanese GAAP, except that it excludes case reserve and incurred but not reported accruals.
(3) Ratio of losses and loss adjustment expenses paid to premiums written.

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the Company's internal management reporting system are different from those accompanying consolidated income statements prepared in accordance with U.S. GAAP.

Reconciliation of total premiums per internal management reporting to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2006, 2005 and 2004 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	**2006**
P&C premiums written	**¥1,978,664**	¥1,925,081	¥1,943,609	**$16,911,658**
Life premiums	**766,813**	431,551	310,892	**6,553,957**
Total premiums per internal management reporting	**2,745,477**	2,356,632	2,254,501	**23,465,615**
Reclassification of investment contracts and universal-life type contracts of life insurance	**(485,537)**	(178,182)	(69,339)	**(4,149,889)**
Increase in unearned premiums in Japanese GAAP	**(90,382)**	(69,803)	(128,362)	**(772,496)**
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums	**68,040**	41,602	50,180	**581,538**
Other adjustments—net	**(4,018)**	(1,230)	(5,224)	**(34,341)**
Premiums earned (U.S. GAAP)	**¥2,233,580**	¥2,149,019	¥2,101,756	**$19,090,427**
Premiums earned (U.S. GAAP) consists of:				
P&C premiums	**¥1,952,304**	¥1,895,650	¥1,860,203	**$16,686,359**
Life premiums	**281,276**	253,369	241,553	**2,404,068**
Premiums earned (U.S. GAAP)	**¥2,233,580**	¥2,149,019	¥2,101,756	**$19,090,427**

Reconciliation of the total amount of the Company's Japanese GAAP income before income tax expense under its internal management reporting system to income before income tax expense shown on the consolidated income statements prepared in accordance with U.S. GAAP for the years ended March 31, 2006, 2005 and 2004 is as follows:

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)			(Dollars in thousands)
	2006	2005	2004	2006
Japanese GAAP income before income tax expense	¥140,012	¥ 92,179	¥164,218	$1,196,684
Reversal of Japanese statutory reserves	51,145	(28,685)	61,662	437,137
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for incurred but not reported and loss adjustment expense accruals	(23,168)	(33,129)	(74,830)	(198,017)
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for unearned premiums	68,040	41,602	50,180	581,538
Adjustment for difference in the measurement basis between Japanese GAAP and U.S. GAAP for future policy benefits and losses	26,208	23,122	15,624	224,000
Adjustment to recognize deferred policy acquisition cost	34,703	14,671	30,923	296,607
Adjustment to revenue recognition on universal-life type contracts	(7,156)	(5,341)	(2,244)	(61,162)
Adjustment for book value difference between Japanese GAAP and U.S. GAAP for realized gains (losses) on investments	(995)	29,311	(21,422)	(8,504)
Adjustment for accounting difference between Japanese GAAP and U.S. GAAP for (losses) gains on derivatives	(41,514)	(22,658)	(66,432)	(354,821)
Adjustment to remove amortization of negative goodwill in Japanese GAAP	(3,389)	(4,861)	(8,404)	(28,966)
Adjustment to recognize retirement and severance benefits	(15,042)	1,450	(4,992)	(128,564)
Other	1,587	(1,055)	7,984	13,564
Income before income tax expense (U.S. GAAP)	¥230,431	¥106,606	¥152,267	$1,969,496

Reconciliation of the amount of the Company's Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2006 and 2005 is as follows:

	(Yen in millions)		(Dollars in thousands)
	2006	2005	2006
Japanese GAAP total assets	¥14,260,020	¥11,624,496	$121,880,513
Adjustment to recognize deferred policy acquisition costs	511,682	468,074	4,373,350
Adjustment to present prepaid reinsurance premiums on a gross basis	296,250	302,886	2,532,051
Adjustment to present reinsurance recoverable on losses on a gross basis	329,118	351,937	2,812,974
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets	(50,512)	(62,704)	(431,726)
Adjustment for deferred tax consequence of temporary difference derived from difference between Japanese GAAP and U.S. GAAP	(30,632)	(25,179)	(261,812)
GAAP difference in guarantee balance presentation	(73,775)	(839)	(630,556)
Adjustment to record incremental fair value for non-listed stocks	107,490	95,952	918,718
Adjustment to recognize variable interest entities consolidated under U.S. GAAP	44,899	42,186	383,751
Adjustment to present derivative assets on a gross basis	92,607	75,984	791,513
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability	(35,721)	(36,594)	(305,308)
Adjustment for difference of goodwill recognized between Japanese GAAP and U.S. GAAP	(7,215)	(4,034)	(61,667)
Adjustment to recognize PVFP and intangible assets subject to amortization	25,961	12,959	221,889
Adjustment to recognize intangible asset relating to additional minimum pension liability	20,951	23,156	179,068
Other	24,994	26,618	213,627
Total assets (U.S. GAAP)	¥15,516,117	¥12,894,898	$132,616,385

Notes to Consolidated Financial Statements—(Continued)

20. SUBSEQUENT EVENTS

(a) Tokio Marine & Nichido to acquire Asia General Holdings, Limited ("AGH")

On April 19, 2006, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, entered into an agreement with major shareholders of a holding company that owns property and casualty insurance companies and life insurance companies in both Singapore and Malaysia to acquire their interests. Based on the agreement, Tokio Marine & Nichido acquired 14.74% interests of the holding company by May 25, 2006, for Singapore Dollars ("S$") 130 million (¥9,264 million). In addition, Tokio Marine & Nichido intends to acquire the majority share of the holding company around the beginning of 2007 subject to the approvals etc. of the authorities in the relevant countries. The company to be acquired and the purpose of the acquisition are as follows:

1. Company to be acquired:
   Company name: Asia General Holdings, Limited
   Head office: Singapore
   Business lines: Holding company
   Its major subsidiaries are as follows:

   i) Property & casualty insurer in Singapore
      Company name: The Asia Insurance Company Limited
      Head office: Singapore
      Business lines: Property and casualty insurance
      Gross premium written (for the fiscal year ended December 31, 2005): S$81 million (¥5,784 million)
      Total assets (as of December 31, 2005): S$452 million (¥32,122 million)

   ii) Property & casualty insurer in Malaysia
      Company name: Asia Insurance (Malaysia) Berhad
      Head office: Malaysia, Kuala-Lumpur
      Business lines: Property and casualty insurance
      Gross premium written (for the fiscal year ended December 31, 2005): Malaysian Ringgit ("RM") 76 million (¥2,316 million)
      Total assets (as of December 31, 2005): RM207 million (¥6,333 million)

   iii) Life insurer in Singapore
      Company name: The Asia Life Assurance Society Limited
      Head office: Singapore
      Business lines: Life insurance
      Gross premium written (for the fiscal year ended December 31, 2005): S$205 million (¥14,564 million)
      Total assets (as of December 31, 2005): S$1,782 million (¥126,705 million)

   iv) Life insurer in Malaysia
      Company name: Asia Life (M) Berhad
      Head office: Malaysia, Kuala-Lumpur
      Business lines: Life insurance
      Gross premium written (for the fiscal year ended December 31, 2005): RM 408 million (¥ 12,500 million)
      Total assets (as of December 31, 2005): RM 2,781 million (¥85,224 million)

2. Purpose
   The purpose is to further expand the insurance sales base that Millea Group has been building up in both Singapore and Malaysia, where the economy are expected to grow significantly.

3. Further procedures
   After having acquired a majority interest in AGH, Tokio Marine & Nichido expects to make a general offer to acquire the rest of AGH shares and the shares of The Asia Life Assurance Society Limited, AGH's Singapore life insurance subsidiary, in accordance with relevant regulations in Singapore.

Note: The yen amounts have been translated at the currency rate as of May 25, 2006. The translations should not be construed as representations that the amounts represent, or have been or could be converted at that or any other rate.

(b) Millea Holdings' split of shares and introduction of unit share system

At the meeting of the Board of Directors held on May 19, 2006, Millea Holdings resolved a split of its shares of common stock, the introduction of a unit share system and the change of the number of shares constituting one unit in order to facilitate investment activities. The resolution is summarized below.

1. Stock split
   i) Record date for purposes of the stock split: September 29, 2006
   ii) Effective date of the stock split: September 30, 2006
   iii) Split ratio: A one to five hundred common stock split
   iv) Number of additional shares to be issued in connection with the stock split: 841,837,326.25 shares
      Total number of shares issued after the stock split: 843,524,375 shares

Notes to Consolidated Financial Statements—(Continued)

As-if financial information per share would be as follows, if the stock split were made at the beginning of the fiscal years ended March 31, 2006 and 2005, respectively. (unaudited)

	2006	2005
Net income per share:		
Basic	¥185	¥105
Diluted	¥185	¥104

2. Introduction of Unit Share System / Change of Number of Shares Constituting One Unit

   On September 30, 2006, a unit share system will be introduced. One unit of shares shall consist of 500 shares. In addition, on October 2, 2006, the number of shares constituting one unit of shares will be changed from 500 shares to 100 shares.

Note: Under the unit share system, an issuer may determine the number of shares that constitute one unit, which generally enables the issuer to set a minimum investment amount for investors to invest. A shareholder is entitled to one vote per one unit.

3. Change in the exchange ratio of ADRs

   The Company will change the exchange ratio of ADRs on the occasion of the stock split described above (1-to-500 share split). The Company believes that the change of the exchange ratio will encourage investment in the Company by lowering the minimum amount of investment. The summary of the change of the exchange ratio is as follows:

i) Ratio before change: 1ADR = 0.005 ordinary share
ii) Ratio after change: 1ADR = 1 ordinary share
iii) ADR record date: Thursday, September 28, 2006 (E.S.T.)
iv) First trading date with the new ratio: Friday, October 13, 2006 (E.S.T.)

(c) Notice concerning management integration between Millea Holdings and Nisshin Fire

Millea Holdings and its affiliate, Nisshin Fire resolved at the both companies' meetings of the Board of Directors held on May 19, 2006, that to further develop the alliance between the two companies and to strengthen the property and casualty insurance business of Millea Group, Nisshin Fire will become a wholly-owned subsidiary of the Company by way of a stock-for-stock exchange, effective on September 30, 2006. The above resolutions approved at the 99th ordinary general meeting of Nisshin Fire held on June 28, 2006.

After the stock-to-stock exchange, 0.126 shares of common stock of the Company will be allocated and delivered in exchange for one share of common stock of Nisshin Fire

The calculation of the stock-for-stock exchange ratio assumes that the stock split is implemented as proposed in (b) above.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of
Millea Holding, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Millea Holdings, Inc. and its subsidiaries ("the Company") at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 to the consolidated financial statements, the Company adopted American Institute of Certified Public Accountants Statement of Position 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" and Financial Accounting Standards Board revised Interpretation No.46, "Consolidation of Variable Interest Entities" as of April 1,2004.

ChuoAoyama PricewaterhouseCoopers

August 25, 2006

WORLDWIDE NETWORK OF THE MILLEA GROUP

●BRANCHES OF TOKIO MARINE & NICHIDO
▲REPRESENTATIVE AND LIAISON OFFICES OF TOKIO MARINE & NICHIDO
■UNDERWRITING AGENTS OF TOKIO MARINE & NICHIDO
❖SUBSIDIARIES AND AFFILIATES OF TOKIO MARINE & NICHIDO
★TOKIO MARINE ASIA AND ITS GROUP COMPANIES

NORTH AMERICA

UNITED STATES
● U.S. Branch (New York)
▲ New York, Los Angeles, San Francisco, Chicago, Atlanta, Nashville, Honolulu
❖ Tokio Marine Management, Inc.
(New York, Los Angeles, San Francisco, Chicago, Atlanta, Houston, Nashville, Cincinnati)
❖ Trans Pacific Insurance Company (New York)
❖ TM Specialty Insurance Company (New York)
❖ TM Casualty Insurance Company (New York)
❖ TNUS Insurance Company (New York)
❖ TM Claims Service, Inc. (New York, Los Angeles, Honolulu)
❖ Tokio Marine Asset Management (USA), Ltd. (New York)
❖ Tokio Marine Technologies, LLC (Atlanta)
❖ First Insurance Company of Hawaii, Ltd. (Honolulu)

CANADA
▲ Toronto, Vancouver
■ Lombard Canada Ltd. (Toronto, Vancouver)

BERMUDA
❖ Tokio Millennium Re Ltd. (Hamilton)

CAYMAN ISLANDS
❖ Tokio Marine Asset Management (Cayman), Ltd. (Grand Cayman)
❖ Tokio Marine Financial Solutions Ltd. (Grand Cayman)

CENTRAL & SOUTH AMERICA

MEXICO
▲ Mexico City
❖ Tokio Marine Compañia de Seguros, S.A. de C.V.
(Mexico City, Tijuana, Aguascalientes, Monterrey)
❖ Tokio Marine Global Re Limited (Mexico City)

BRAZIL
▲ São Paulo, Rio de Janeiro
❖ Tokio Marine Brasil Seguradora S.A. (São Paulo and 7 other cities)
Real Seguros S.A. (São Paulo and 39 other cities)
Real Vida e Previdência S.A. (São Paulo)

PARAGUAY
❖ La Rural S.A. de Seguros (Asunción, Encarnación)

EUROPE

UNITED KINGDOM
▲ London
❖ Tokio Marine Europe Insurance Limited (London, Manchester, Birmingham, Glasgow)
❖ Tokio Marine Europe Limited (London)
❖ TM Management Services Limited (London)
❖ Tokio Marine Global Ltd. (London)
❖ Tokio Marine Asset Management (London) Limited (London)
❖ Tokio Marine Rogge Asset Management Limited (London)

FRANCE
▲ Paris
❖ Tokio Marine Europe Insurance Limited (Paris, Lyon, Bordeaux, Strasbourg)
❖ TM Management Services Limited (Paris)

GERMANY
▲ Düsseldorf
❖ Tokio Marine Europe Insurance Limited c/o Burmester, Duncker & Joly (Düsseldorf, Hamburg)

NETHERLANDS
▲ Amsterdam
❖ Tokio Marine Europe Insurance Limited c/o Delta Lloyd Scnadeverzekring Volmachtbedrift B.V. (Amsterdam)
❖ TM Management Services Limited (Amsterdam)

BELGIUM
▲ Bruxelles
❖ Tokio Marine Europe Insurance Limited c/o Fortis Corporate Insurance N.V. (Bruxelles, Antwerpen)

ITALY
▲ Milano
❖ Tokio Marine Europe Insurance Limited c/o Allianz Subalpina S.p.A (Milano)

SPAIN
▲ Barcelona
❖ Tokio Marine Europe Insurance Limited (Barcelona, Madrid)

IRELAND
❖ Tokio Marine Global Re Limited (Dublin)

NORWAY
❖ Tokio Marine Europe Insurance Limited c/o Citius Insurance AS (Oslo)

DENMARK
❖ Tokio Marine Europe Insurance Limited c/o CNA Insurance Hansen & Klein A/S (Copenhagen)

GREECE
❖ Tokio Marine Europe Insurance Limited c/o Willis Kendriki S.A. (Athens)

EURASIA

RUSSIA
▲ Moscow, St. Petersburg

MIDDLE & NEAR EAST

UNITED ARAB EMIRATES
- ▲ Dubai
- ■ Al Futtaim Development Services Co. (Insurance BR), Tokio Marine & Nichido Fire Insurance Co., Ltd. (Dubai)

IRAN
- ▲ Tehran

SAUDI ARABIA
- ▲ Jeddah, Riyadh, Al Khobar
- ■ Hussein Aoueini & Co., Ltd. (Jeddah, Riyadh, Al Khobar)
- ❖ Tokio Marine (Saudi Arabia) Limited to be established

KUWAIT
- ▲ Kuwait

BAHRAIN
- ▲ Manama
- ❖ The Arab-Eastern Insurance Company Limited E.C. (Manama)

TURKEY
- ▲ Istanbul
- ❖ Koc Allianz Sigorta A.S. (Istanbul)
- ❖ Koc Allianz Hayat ve Emeklilik A.S. (Istanbul)

OCEANIA & MICRONESIA

AUSTRALIA
- ▲ Sydney, Melbourne
- ❖ Tokio Marine Management (Australasia) Pty. Ltd. (Sydney, Melbourne, Adelaide)

NEW ZEALAND
- ■ IAG New Zealand Insurance Limited (Auckland)

GUAM
- ▲ Guam
- ❖ Nichido Insurance Company (Pacific), Limited (Guam)
- ■ Nanbo Guam, Ltd. (Guam)

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS
- ■ Pacifica Insurance Underwriters, Inc. (Saipan)

ASIA

KOREA
- ● Seoul Sub-branch

PEOPLE'S REPUBLIC OF CHINA
- ● Shanghai Branch
- ▲ Beijing, Tianjin, Dalian, Chengdu, Nanjing, Suzhou, Hangzhou, Guangzhou, Shenzhen, Hong Kong
- ❖ Tianan Insurance Co., Ltd. (Shanghai and 31 other cities)
- ❖ Zhongsheng International Insurance Brokers Co., Ltd. (Beijing)
- ❖★ Sino Life Insurance Co., Ltd. (Beijing, Shanghai and 10 other cities)
- ★ The Tokio Marine and Fire Insurance Company (Hong Kong) Limited (Hong Kong)
- ❖ Tokio Marine Investment Services, Limited (Hong Kong)

TAIWAN
- ▲ Taipei
- ★ Tokio Marine Newa Insurance Co., Ltd. (Taipei and 29 other cities)

PHILIPPINES
- ▲ Manila
- ★ Tokio Marine Malayan Insurance Co., Inc. (Manila)

VIETNAM
- ▲ Ho Chi Minh City
- ★ Vietnam International Assurance Company (Hanoi, Ho Chi Minh City)

THAILAND
- ▲ Bangkok
- ★ The Sri Muang Insurance Co., Ltd. (Bangkok and 12 other cities)
- ★ Millea Life Insurance (Thailand) Public Co., Ltd. (Bangkok)

MALAYSIA
- ▲ Kuala Lumpur
- ★ Tokio Marine Insurans (Malaysia) Bhd. (Kuala Lumpur and 8 other cities)
- ❖ Tokio Marine Global Re Limited (Labuan)

SINGAPORE
- ▲ Singapore
- ★ Tokio Marine Asia Pte. Ltd. (Singapore)
- ★ The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (Singapore)
- ★ Tokio Marine Retakaful Pte. Ltd. (Singapore)
- ❖ TM Claims Service (Asia) Pte. Ltd. (Singapore)
- ❖ Tokio Marine Asset Management International Pte. Ltd. (Singapore)

BRUNEI
- ★ The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited (Bander Seri Begawan)

INDONESIA
- ▲ Jakarta
- ★ PT. Asuransi Tokio Marine Indonesia (Jakarta and 7 other cities)

INDIA
- ▲ New Delhi
- ★ IFFCO-TOKIO General Insurance Co. Ltd. (New Delhi and 71 other cities)

MYANMAR
- ▲ Yangon

(As of August 10, 2006)

DIRECTORS AND CORPORATE AUDITORS

(As of August 1, 2006)

President, Director

Kunio Ishihara

Senior Managing Director

Toshiro Yagi

Managing Director

Tomohiro Kotani

Directors

Minoru Makihara
Masamitsu Sakurai
Haruo Shimada
Tomochika Iwashita
Morio Ishii
Hiroshi Amemiya
Hiroshi Miyajima
Takaaki Tamai

Standing Corporate Auditors

Shoji Ueno
Tetsuo Kamioka

Corporate Auditors

Shigemitsu Miki
Hiroshi Fukuda
Yuko Kawamoto

INVESTOR INFORMATION

Head Office:
Millea Holdings, Inc.
Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: 81-3-6212-3333
Facsimile: 81-3-6212-3711

Stock Exchange Listings and Quotations:
The common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. American Depositary Receipts for common stock are quoted on NASDAQ in the United States.

Depositary for American Depositary Receipts:
JPMorgan Chase Bank, N.A.
Shareholder enquiries should be directed to:
JPMorgan Service Center
P.O. Box 3408
South Hackensack, NJ 07606-3408
Phone: 800-990-1135
Email: adr@jpmorgan.com

Share Registrar for Common Stock:
Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8212, Japan

Annual Meeting of Shareholders:
The annual meeting of shareholders of Millea Holdings is held in June in Tokyo, Japan.

Number of Shares of Common Stock Issued:
(As of August 1, 2006)
1,687,048.75 shares

Investor Relations:
Millea Holdings, Inc.
Corporate Planning Department,
Corporate Communications and Investor Relations Group
Tokyo Kaijo Nichido Building Shinkan,
2-1, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: 81-3-6212-3402
Facsimile: 81-3-6212-3712
URL: http:// www.millea.co.jp

This report was printed on recycled paper.

MILLEA

Millea Holdings, Inc.

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan
Phone: Tokyo 81-3-6212-3333

www.millea.co.jp

PRINTED WITH SOY INK